Exhibit 99.1

Trilogy International Partners Inc.

Notice of Annual General Meeting of Shareholders on June 24, 2022

Management Information Circular

May 13, 2022

May 13, 2022

Dear Shareholders,

On behalf of the board of directors the (“Board”) of Trilogy International Partners Inc. (the “Corporation”), I would like to invite you to attend the Annual General Meeting of Shareholders of the Corporation (the “Meeting”), which is scheduled to be held on June 24, 2022 at 9:00a.m., Pacific Daylight Time. In accordance with ongoing efforts to curtail the COVID-19 pandemic, the Corporation will conduct the Meeting in a virtual-only format via a live webcast, as the Corporation did for last year’s annual general meeting of shareholders. You will be able to attend the meeting online at https://virtual-meetings.tsxtrust.com/1367. Registration and participation information appears in the enclosed Management Information Circular (“Circular”).

The Circular describes the business to be conducted at the Meeting and provides information concerning the compensation of directors and senior management.

Your participation in the affairs of the Corporation is important to us. Should you be unable to attend the meeting, there are instructions included within this Circular that describe the process for providing your voting instructions, via proxy or voting information form, to ensure your voice is heard. The voting instructions can be found on page 5 of this Circular.

We look forward to speaking with you at the Meeting.

Sincerely,

/s/ John W. Stanton

John W. Stanton

Chairman of the Board of Directors

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	3
General Information	3
Corporate Background	3
Voting Trust Agreement	3
VOTING INFORMATION	5
Solicitation of Proxies	5
Notice-and-Access	5
Advice to Registered Shareholders – Voting and Revocation of Proxies	6
Advice to Non-Registered Shareholders – Voting Information Forms	6
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	8
Investors Rights Agreement	9
BUSINESS OF THE MEETING	11
Receipt of Financial Statements	11
Election of Directors	11
Appointment of Auditor	16
REPORT ON EXECUTIVE COMPENSATION	18
Executive Compensation	18
Performance Graph	24
Executive Summary Compensation Table	25
Executive Equity Incentive Plan Awards	27
Share-Based and Option-Based Awards	29
Summary of Dividend Policy and Dividend Reinvestment Plan	35
Directors’ and Officers’ Insurance and Indemnification	35
Pension Plan Benefits	36
Termination and Change of Control Benefits	36
Director Compensation	37
Securities Authorized for Issuance Under the Corporation’s Equity Compensation Plans	39
INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION	40
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	40
Statement of Corporate Governance Practices	40
Board of Directors	40
Diversity	42
Orientation and Continuing Education	43
Nomination of Directors	43
Ethical Business Conduct	44
Board and Committee Assessment	44
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	47
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	47
OTHER BUSINESS	47
ADDITIONAL INFORMATION	48
APPROVAL BY DIRECTORS	48
SCHEDULE “A” BOARD MANDATE	A-1
SCHEDULE “B” AUDIT COMMITTEE CHARTER	B-1
SCHEDULE “C” COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE MANDATE	C-1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders (“Shareholders”) of Trilogy International Partners Inc. (the “Corporation” or “TIP Inc.”) will be held on June 24, 2022, at 9:00a.m., Pacific Daylight Time, via a live webcast at https://virtual-meetings.tsxtrust.com/1367.

The Corporation is holding the Meeting in a virtual-only format. Shareholders and duly appointed proxyholders can attend the Meeting by going to https://virtual-meetings.tsxtrust.com/1367 and logging in. During the Meeting’s live webcast, shareholders and duly appointed proxyholders will be able to participate, vote, and submit questions. Non-registered owners of shares who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting. See “Attending and Participating in the Meeting” instructions in the Management Information Circular.

At the Meeting, Shareholders will:

1.	receive the consolidated financial statements of the Corporation for the year ended December 31, 2021 and the auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of Shareholders;

3.	appoint the auditor that will serve until the next annual meeting of Shareholders and authorize the directors to fix the auditor’s remuneration; and

4.	transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

The board of directors of the Corporation (the “Board”) has fixed the close of business on May 10, 2022. as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. The Corporation has prepared a list, as of the close of business on the Record Date, of the holders of common shares (the “Common Shares”) in the capital of the Corporation. A holder of record of Common Shares whose name appears on such list is entitled to vote the Common Shares shown opposite such holder’s name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, the proxies must be received at the Toronto office of TSX Trust Company (“TSX Trust”), the Corporation’s registrar and transfer agent, located at 301 – 100 Adelaide Street West, Toronto, Ontario, Canada M5H 4H1, by 12:00p.m, Eastern Daylight Time, on June 22, 2022, or 48 hours (excluding Sundays, Saturdays and holidays) prior to any adjourned or postponed Meeting. Shareholders whose Common Shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

The Canadian securities regulators allow for the use of notice-and-access for delivery of the Circular to both the registered and non-registered Shareholders of the Corporation. The Circular has not been mailed, but Shareholders are provided with notice on where to find the Circular online or how to request a paper copy. The Circular provides you with additional details concerning notice-and-access as well as information about the Corporation and the business to be conducted at the Meeting. Please review the Circular before you cast your vote.

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Proxies will be counted and tabulated by TSX Trust in such a manner as to protect the confidentiality of how a particular Shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board to discharge their legal obligations to the Corporation or its Shareholders.

DATED May 13, 2022.

By Order of the Board of Directors of TIP Inc.

/s/ John W. Stanton
John W. Stanton
Chairman of the Board of Directors

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MANAGEMENT INFORMATION CIRCULAR

This management information circular, including all schedules hereto (the “Circular”), is furnished in connection with the solicitation of proxies by or on behalf of the management (“Management”) of Trilogy International Partners Inc. (the “Corporation” or “TIP Inc.”) from the holders of common shares (the “Common Shares”) of the Corporation, for the purposes set forth in the Notice of Annual General Meeting of shareholders of the Corporation (the “Shareholders”) accompanying this Circular. The Annual General Meeting of the Shareholders of the Corporation, or any adjournment(s) or postponement(s) thereof (the “Meeting”), will be held on June 24, 2022 at 9:00a.m, Pacific Daylight Time, via a live webcast at https://virtual-meetings.tsxtrust.com/1367.

General Information

Except as otherwise stated, the information contained herein is given as of March 31, 2022. Figures in this Circular are expressed in United States dollars (“US$” or “$”), the same currency that the Corporation uses in its consolidated financial statements for the year ended December 31, 2021 (the “Annual Financial Statements”) unless otherwise stated. As of December 31, 2021 and March 31, 2022, the value of the US$ to Canadian dollar (“C$”), based on the Bank of Canada’s daily rates of exchange, was US$0.7888 and US$0.8003, respectively. As of December 31, 2021 and March 31, 2022, the value of the New Zealand dollar (“NZ$”), based on the rates published by Oanda (www.oanda.com), was US$0.6835 and US$0.6944, respectively.

Corporate Background

TIP Inc. was incorporated under the name “Alignvest Acquisition Corporation” (“Alignvest”) under the Business Corporations Act (Ontario) (“OBCA”) on May 11, 2015. Alignvest was a special purpose acquisition corporation, or “SPAC”, formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “qualifying acquisition”.

On November 1, 2016, Alignvest and Trilogy International Partners LLC (“Trilogy LLC”) entered into an arrangement agreement (as amended December 20, 2016, the “Arrangement Agreement”). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its qualifying acquisition under which it effected a business combination with Trilogy LLC by way of a court approved plan of arrangement (the “Arrangement”).

At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” and Alignvest’s authorized capital was amended to create one Special Voting Share and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the “TIP Inc. Warrants”) to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The TIP Inc. Each outstanding TIP Inc. Warrant expired on February 7, 2022.

Immediately following the effective time of the Arrangement, TIP Inc. continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”). As a result of this continuation, the Corporation adopted new articles (the “Articles”) that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Corporation to comply with the Overseas Investment Act 2005 of New Zealand.

For more information on the Arrangement, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix “F” thereto), as amended January 12, 2017, which is available on the Corporation’s company profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and in the United States on the Electronic Data Gathering Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

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Sale of 2degrees

On December 31, 2021, the Vendors, Voyage Digital and Voyage Australia entered into a share purchase agreement among Trilogy International New Zealand LLC (“TINZ”), Tesbrit B.V. (“Tesbrit”, together with TINZ, the “Vendors”), Voyage Digital, and Voyage Australia Holdings Pty Limited (“Voyage Australia”) pursuant to which Voyage Digital agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of Two Degrees Mobile Limited (“2degrees”) owned by the Vendors (the “2degrees Sale”). On the same date, Voyage Digital entered into a share purchase agreement with Pacific Custodians (New Zealand) Limited to acquire the issued and outstanding shares, and shares to be issued on conversion of options, in the capital of 2degrees beneficially owned by former and current employees of 2degrees. By virtue of executing these two share purchase agreements, Voyage Digital has committed to purchase all of the issued and outstanding shares in the capital of 2degrees. On March 15, 2022, the 2degrees Sale was approved by special resolution at a special meeting of Shareholders. Further, all of the regulatory approvals required to complete 2degrees Sale have been granted. The obligations of the parties to close the transaction are subject to the satisfaction or waiver of various other conditions; however, the transaction is expected to close before the end of May 2022;. Upon consummation of the transaction, the Corporation will cease to indirectly carry on business in New Zealand. The 2degrees Sale may result in the TSX reviewing the Common Shares for compliance with the Toronto Stock Exchange’s (“TSX”) continued listing requirements.

The NuevaTel Transaction

On March 28, 2022, the Corporation entered into an agreement to transfer its 71.5% equity interest in its Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) to Balesia Technologies, Inc. (“Balesia”) for a nominal purchase price (the “NuevaTel Transaction”). The closing of the NuevaTel Transaction is subject to Bolivian regulatory approval, unless such condition is waived by Balesia, as well as other customary closing conditions. The Corporation will assess the accounting and reporting impact resulting from entering into the NuevaTel Transaction Agreement in connection with the Corporation’s report for the first quarter of 2022.

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VOTING INFORMATION

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail pursuant to “notice-and-access” (as further described below), but proxies may also be solicited personally, by telephone, email, internet, facsimile or other means of communication by regular officers, employees and agents of the Corporation at nominal cost. The cost of solicitation by Management will be borne directly by the Corporation. The Corporation will reimburse investment dealers, brokers, banks, custodians, nominees and other fiduciaries for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of Common Shares. Invoices for such permitted fees and costs should be directed to the attention of the Chief Financial Officer of the Corporation (the “CFO”) at 155 108 Avenue NE, Suite 400, Bellevue, Washington, USA 98004.

Notice to United States Shareholders

The solicitation of proxies involves securities of an issuer located in Canada and is being effected and disclosed in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is incorporated under the BCBCA, certain of its directors (each, a “Director”) are residents of Canada and a substantial portion of the Corporation’s assets and the assets of such Directors are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Notice-and-Access

The Corporation is availing itself of the “notice-and-access” provisions in securities laws that permit the Corporation to forgo mailing paper copies of this Circular and proxy-related materials to Shareholders and instead make them available for review, print and download via the internet.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“54-101”), the Corporation has distributed a notice-and-access notification and either a proxy form or voting instruction form (collectively, the “Notice Package”) to the registered Shareholders, to certain non-registered shareholders, to clearing agencies and intermediaries for onward distribution to other non-registered shareholders. The internet website location where Shareholders may access the notice of Meeting, this Circular and the instrument of proxy (collectively, the “Meeting Materials”) is provided in the Notice Package.

The Corporation will pay for intermediaries to forward the Notice Package and, if applicable, the Meeting Materials to objecting beneficial owners (as defined in NI 54-101) to whom the Corporation has not sent Notice Packages directly. Intermediaries are required to forward the Notice Package and, if applicable, the Meeting Materials to such non- registered Shareholders except for those non-registered Shareholders who have waived their right to receive Meeting Materials. Typically, intermediaries will use a service company (such as Broadridge Financial Services Inc.) to forward the Notice Package to non-registered Shareholders.

As is set forth in the Notice Package, the Meeting Materials can be accessed directly online at https://docs.tsxtrust.com/2015. The Notice Package also includes instructions to Shareholders on how to request delivery of printed copies of the Meeting Materials.

If you wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access, please contact TSX Trust Company (“TSX Trust”) by calling 1-866-600-5869 or emailing tsxtis@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by close of business on June 15, 2022.

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Advice to Registered Shareholders – Voting and Revocation of Proxies

A registered Shareholder is a Shareholder that holds Common Shares in its own name. A registered Shareholder may attend and vote at the Meeting. Alternatively, a registered Shareholder may deposit a proxy that nominates a person or entity to represent the Shareholder at the Meeting. If you are a registered Shareholder and you intend to participate and vote at the Meeting online, you do not need to complete the proxy. See “Attending and Participating in the Meeting” below.

The proxy included in the Notice Package and accompanying this Circular nominates officers and/or Directors of the Corporation to represent that Shareholder at the Meeting. A Shareholder desiring to appoint a person or entity, other than those Management nominees named in the accompanying form of proxy, to represent such Shareholder at the Meeting may do so by inserting such person’s or entity’s name in the blank space provided for that purpose in the accompanying proxy.

All proxies must be completed properly, signed, and dated; also, they must be deposited at the office of the Corporation’s registrar and transfer agent TSX Trust indicated on the enclosed envelope for receipt not later than 12:00 p.m., Eastern Daylight Time on June 22, 2022 or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjusted time of the Meeting, or by delivering them to the Chair of the Board, prior to the commencement of the Meeting on the date of such Meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting at his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Voting of Proxies

The Common Shares represented by properly completed and executed proxies will be voted (or withheld from voting) in accordance with the instructions of the Shareholder, including on any ballot votes that may take place at the Meeting, provided that, by 12:00 p.m., Eastern Daylight Time on June 22, 2022, proxies are delivered by mail or courier as described above, or sent to TSX Trust by facsimile at +1 416- 595-9593, or voted online at www.voteproxyonline.com.

If you have not specified how to vote on a particular matter, then your proxy holder can vote your Shares as he or she sees fit. Where no choice is specified, the Common Shares represented by properly completed and executed proxies in favour of the Management proxy nominees named in the printed portion of the enclosed proxy will be voted “FOR” each of the matters to be voted on by Shareholders, as follows:

“FOR” the election as Directors of the seven nominees listed in this Circular for the ensuing year; and

“FOR” the appointment of Grant Thornton LLP as independent auditor of the Corporation for the ensuing year and the authorization of the Directors to fix their remuneration.

The accompanying proxy also confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters as may properly come before the Meeting. At the date of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to Management should properly come before the Meeting, the Common Shares represented by proxies in favour of the Management nominees named in the accompanying form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominees.

A proxy given by a Shareholder for use at the Meeting may be revoked by an instrument in writing (including a subsequent proxy) that is signed by the Shareholder or by the Shareholder’s attorney, if authorized in writing, or by transmitting, by electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder's attorney, if authorized in writing, to or at the registered office of the Corporation’s registrar and transfer agent TSX Trust at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or by delivering to the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A Shareholder may also revoke a proxy in any other manner permitted by law.

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Please note that a proxy given by a Shareholder for use at the Meeting will be revoked automatically if the Shareholder also votes at the Meeting online.

Advice to Non-Registered Shareholders – Voting Information Forms

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A Shareholder may be non-registered (a “Non-Registered Holder”) because it holds interests in the Corporation in respect of Shares that are not registered in its own name but are instead registered in the names of entities such as brokerage firms, banks or trust companies through which the Common Shares were purchased on behalf of the Shareholder or to which the Shareholder transferred Shares that were formerly registered in the Shareholder’s own name. More particularly, a person is a Non- Registered Holder in respect of Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares; or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans).

Non-Registered Holders who have not objected to an Intermediary disclosing certain ownership information about them to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to an Intermediary disclosing ownership information about them to the Corporation are referred to as objecting beneficial owners (“OBOs”).

In accordance with the requirements of NI 54-101, the Corporation has assumed responsibility for sending the Notice Package and, if applicable, the Meeting Materials directly to the NOBOs. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Also in accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice Package and, if applicable, the Meeting Materials to the Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless, in the case of certain proxy-related materials, the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.

The Notice Package sent to each NOBO and OBO includes a Voting Instruction Form (“VIF”) which, when properly completed and signed by the NOBO or OBO and returned to the Corporation’s registrar and transfer agent TSX Trust (in the case of a NOBO) or the appropriate Intermediary or its service company (in the case of an OBO), will constitute voting instructions that the Corporation or Intermediary must follow. The purpose of this procedure is to permit NOBOs and OBOs to direct the voting of the Common Shares that they beneficially own.

Non-Registered Holders receiving a VIF cannot use that form to vote their Shares directly at the Meeting. Non- Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or its nominee the right to attend and vote at the Meeting.

Non-Registered Holders who wish to revoke or amend their VIFs, or revoke their proxies, should refer to the instructions received from TSX Trust.

Attending and Participating in the Meeting

Registered Shareholders and duly appointed proxyholders can participate in the online Meeting and vote and ask questions at the appropriate times during the Meeting.

To ensure the orderly processing of attendees, we recommend that you log in 30 minutes before the start of the Meeting, which is scheduled for 9:00am, Pacific Daylight Time, on June 24, 2022.

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To attend the Meeting, visit https://virtual-meetings.tsxtrust.com/1367. To access the Meeting on this site, you must click “I have a control number/meeting access number” and then enter a username and password before the Meeting begins.

•	Registered shareholders: Your username is the 12-digit control number located on the form of proxy or in the email you received. The password for the Meeting is “trilogy2022” (case sensitive).

If you have appointed someone other than the Management nominees to vote on your behalf at the Meeting, you or your appointee must, after your proxy has been submitted as described above, register with TSX Trust before 12:00p.m., Eastern Daylight Time, on June 22, 2022, by emailing a Request for Control Number form to tsxtrustproxyvoting@tmx.com. The Request for Control Number form can be found at https://tsxtrust.com/resource/en/75.

•	Other shareholders: If you are a Non-Registered Holder and wish to attend and vote at the meeting, you must appoint yourself as proxyholder and register with TSX Trust before 12:00p.m., Eastern Daylight Time, on June 22, 2022, by emailing a Request for Control Number form to tsxtrustproxyvoting@tmx.com. The Request for Control Number form can be found at https://tsxtrust.com/resource/en/75. Failure to register the proxyholder with TSX Trust by emailing the Request for Control Number form will result in the proxy holder not receiving a control number and the proxy holder will be able to attend the Meeting only as a guest, with no right to cast a vote at the Meeting.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2.	Sign and send it to your Intermediary, following the voting deadline and submission instructions on the VIF.
3.	Obtain a control number by contacting TSX Trust Company before 12:00p.m., Eastern Daylight Time, on June 22, 2022, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1367 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number/ meeting access number”.
6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com as your user name.
7.	Enter the password: “trilogy2022” (case sensitive).
8.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you attend the Meeting online, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The only Shareholders who are entitled to receive notice of and to attend and vote at the Meeting are those who are listed on the Corporation’s register of Shareholders as at the Record Date (see “Voting of Proxies” above).

Each Common Share outstanding on the Record Date carries the right to one vote.

As at the Record Date the Corporation had 85,826,853 Common Shares issued and outstanding, excluding founder Common Shares forfeited on February 7, 2022, and nil Special Voting Shares issued and outstanding.

To the knowledge of the Directors and executive officers of the Corporation, as at the Record Date no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the combined voting rights attached to the issued and outstanding Common Shares, except as detailed below.

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Name	Number and Type of Securities	Type of Ownership	Percentage of Class
SG Enterprises II, LLC (“SGE II”)	16,908,563 Common Shares	Registered	19.7%
Anson Funds Management LP	9,453,250	Beneficial	11.0%

Investors Rights Agreement

Other than as disclosed herein, no group of Shareholders has the right to elect a specified number of Directors, nor are there cumulative or similar voting rights attached to the Common Shares.

Upon the completion of the Arrangement, the Corporation entered into an investor rights agreement (“Investor Rights Agreement”) with each of Alignvest Management Corporation (“AMC”) and SG Enterprises II, LLC (“SG Enterprises”), which is wholly owned by John W. Stanton and Theresa E. Gillespie. both of whom are Directors. Under the terms of the Investor Rights Agreements, each of SG Enterprises and AMC (each, the “Investor”) has the right to nominate two Directors to the Board, provided that: (i) any nominee proposed by the Investor consents in writing to serve as a Director; and (ii) the nominee is eligible to serve as a director under the BCBCA, the rules of any stock exchange on which the Common Shares are listed, and under any policies and procedures reflecting term limits properly adopted by the Board.

Each Investor has the right to nominate two Directors to the Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of Common Shares (as defined below) owned by the Investor. Thereafter, each Investor will have the right to nominate two Directors to the Board for so long the Relevant Percentage Ownership of Common Shares owned by the Investor is greater than 7.5%. If the Relevant Percentage Ownership of Common Shares owned by the Investor is:

(a)	less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one Director to the Board; and

(b)	less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Board.

For the purposes of the Investor Rights Agreements, the “Relevant Percentage Ownership of Common Shares” means:

(a)	for SG Enterprises, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by SG Enterprises, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG Enterprises, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares; by (b) the sum of (i) the number of issued and outstanding Common Shares, plus (ii) the number of votes attached to the Special Voting Share; and

(b)	for AMC, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by AMC (including any Common Shares directly or indirectly beneficially owned by Alignvest Partners Master Fund LP (the “Alignvest Partners”)), but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares, by (b) the sum of (i) the number of issued and outstanding of Common Shares; plus (ii) the number of issued and outstanding Trilogy LLC Class C Units[1].

1 As of the date of this Circular, there are nil Trilogy LLC Class C Units outstanding.

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In addition to the foregoing, for as long as the Investor has the right to nominate at least one Director to the Board, the Investor will also have the right, acting reasonably, to approve the nomination or appointment of any proposed new independent Directors to the Board that were not approved by all of the then existing independent Directors, provided that such proposed new independent Directors: (i) satisfy the consent and BCBCA eligibility requirements specified above; and (ii) satisfy all applicable audit committee independence requirements under applicable securities laws and stock exchange rules.

SG Enterprises has elected to nominate John W. Stanton and Theresa E. Gillespie to the Board. AMC has elected to nominate Reza R. Satchu and Nadir Mohamed to the Board.

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BUSINESS OF THE MEETING

Receipt of Financial Statements

The Annual Financial Statements and accompanying auditor’s report thereon will be presented at the Meeting and will be mailed to those registered and beneficial Shareholders, of the Corporation who requested them. The Annual Financial Statements are available under the Corporation’s company profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

Election of Directors

At the Meeting, Shareholders will be asked to elect seven Directors (the “Nominees”) for the ensuing year. The Board’s current Directors and the Nominees for election at the Meeting are Theresa E. Gillespie, Alan D. Horn, Bradley J. Horwitz, Mark Kroloff, Nadir Mohamed, Reza R. Satchu and John W. Stanton. Each Director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the Articles of the Corporation.

Majority Voting Policy

The Corporation has adopted a “majority voting policy” that provides for individual Director voting by the Shareholders. Under the majority voting policy, if any nominee for Director with respect to whom the number of the votes attached to Shares represented in person or by proxy at a meeting of Shareholders of the Corporation “withheld” from voting for his or her election equals or is greater than the number of votes cast “for” such election, the nominee must promptly submit his or her resignation to the Chair of the Board for consideration following that meeting. The Compensation and Corporate Governance Committee (the “C&CG Committee”) will consider whether or not to accept the resignation and make a recommendation to the Board in respect thereof. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) will be issued within 90 days following the date of the meeting.

Advance Notice Policy

As a result of the continuation of the Corporation under the BCBCA, the Corporation adopted new Articles that include an advance notice policy (the “Advance Notice Policy”). The Advance Notice Policy provides that any Shareholder seeking to nominate a candidate for election as a Director (a “Nominating Shareholder”) at any annual meeting of the Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called is the election of Directors, must give timely notice thereof in proper written form to the General Counsel of the Corporation (the “General Counsel”).

To be timely, a Nominating Shareholder’s notice to the General Counsel must be made: (i) in the case of an annual meeting of Shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of Shareholders of the Corporation, provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of Shareholders of the Corporation (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Corporation’s Articles also prescribe the proper written form for a Nominating Shareholder’s notice.

The Chair of the Meeting has the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Directors may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

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Nominees and Qualifications

The following tables set out the names of each of the Nominees for election as Director, as well as other information including: age; the place in which the Nominee is ordinarily resident; his or her principal occupation and principal occupations held in the last five years; the number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by the Nominee as at December 31, 2021; the period or periods during which the Nominee has served as a Director; current membership on committees of the Board; record of attendance at meetings of the Board and its committees through December 31, 2021; and whether or not the Board has determined the Nominee to be independent.

Management does not anticipate that any of the proposed Nominees will be unable to serve as a Director; however, if for any reason any of the proposed Nominees does not stand for election or is unable to serve as such, the Common Shares represented by proxies given in favour of that Nominee may be voted by the person designated by Management in the enclosed proxy, in his or her discretion, in favour of another nominee.

In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote “FOR” the election of the Directors set out in the following tables.

John W. Stanton	Age: 66
Washington, U.S.	Non-Independent Director since February 7, 2017
Chairman
John W. Stanton was a Co-Founder and was Chairman of the Management Committee of Trilogy LLC from 2005 until the completion of the Arrangement Agreement with TIP Inc. in 2017. He was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless Corporation (“Western Wireless”) and its predecessors from 1992 until Alltel Corporation’s acquisition of Western Wireless on August 1, 2005. Western Wireless was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International Corporation, was licensed to provide wireless communications services in 11 countries in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Stanton was chairman of the Board of Directors of T-Mobile USA from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from February 1998 to March 2003. Mr. Stanton served as a director of McCaw Cellular from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular Communications (“McCaw Cellular”); he was Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013 and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton serves on the boards of directors of Microsoft Corporation and Costco Wholesale Corporation, both of which are publicly traded companies. Mr. Stanton is also currently the Chairman and Managing Partner of First Avenue Entertainment LLLP, which owns the Seattle Mariners, a Major League Baseball team. Mr. Stanton has a bachelor’s degree in political science from Whitman College and an MBA from Harvard University. Mr. Stanton is married to Theresa E. Gillespie, who is also a Director of TIP Inc.
Present Principal Occupation, Business or Employment
Director of TIP Inc.
Board/Committee Membership	Meeting Attendance
Board (Chairman)	Attendance (7/7)
C&CG Committee	Attendance (4/4)
Common Shares (as at December 31, 2021)
Common Shares[1]	Restricted Share Units	Deferred Share Units
16,908,563	Nil	Nil

Notes:

(1)	16,908,563 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Stanton through SG Enterprises, an entity owned and controlled by Mr. Stanton and Theresa E. Gillespie.

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Bradley J. Horwitz	Age: 66
Washington, U.S.	Non-Independent Director since February 7, 2017
Chief Executive Officer and Director
Bradley J. Horwitz was a Co-Founder of Trilogy LLC and was its President and Chief Executive Officer from the founding in 2005 until the completion of the Arrangement with TIP Inc. in 2017. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions: he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the AT&T Corporation in 1994, Mr. Horwitz joined the management team of Western Wireless. Mr. Horwitz was Executive Vice President of Western Wireless and President of Western Wireless International until Western Wireless was acquired by Alltel Corporation in 2005. Mr. Horwitz led Western Wireless’ expansion into 11 international markets with operations in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Horwitz is the Chairman of the Board of Directors of Hong Kong Broadband, a publicly listed provider of fibre services in Hong Kong, and serves on the boards of the Center for Global Development and the Mobile Giving Foundation.
Present Principal Occupation, Business or Employment
Director and Chief Executive Officer of TIP Inc.
Board/Committee Membership	Meeting Attendance
Board	Attendance (7/7)
Common Shares (as at December 31, 2021)
Common Shares[1]	Restricted Share Units[2]	Deferred Share Units
4,132,336	442,188[2]	Nil

Notes:

(1)	This total includes 180,260 Common Shares issued upon conversion of Restricted Share Units (“RSUs”) that vested on January 4, 2022.
(2)	RSUs shown for Mr. Horwitz include 67,188 unvested units that were granted to Mr. Horwitz by the Board in 2019, 150,000 unvested units granted by the Board in 2020, and 225,000 unvested units granted by the Board in 2021. These totals are exclusive of performance-based RSUs that were granted in 2017 and 2018 that were cancelled because the Corporation did not achieve 2017 and 2018 financial goals established by the Board as a condition to vesting. These totals include performance-based RSUs that were granted in 2019 because the Corporation exceeded the 2019 financial goals. RSU amounts exclude units that have vested and for which common shares have been issued. See Report on Executive Compensation – Share-Based and Option-Based Awards – Summary of Restricted Share Unit Plan”.

Theresa E. Gillespie	Age: 69
Washington, U.S.	Non-Independent Director since February 7, 2017
Director
Theresa E. Gillespie was a Co-Founder of Trilogy LLC and a member of its Management Committee from 2005 until the completion of the Arrangement with TIP Inc. in 2017. Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessors from 1991 to 1997. Since 1988, Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton control. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular. From 1976 to 1986, she was employed by a national public accounting firm. She has a bachelor’s degree from the University of Washington in business administration with a concentration in accounting. Ms. Gillespie is married to Mr. Stanton.
Present Principal Occupation, Business or Employment
Director of TIP Inc.
Board/Committee Membership	Meeting Attendance
Board	Attendance (7/7)

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Common Shares (as at December 31, 2021)
Common Shares[1]	Restricted Share Units	Deferred Share Units
16,908,563	Nil	Nil

Notes:

(1)	16,908,563 Common Shares are beneficially controlled or directed, directly or indirectly, by Ms. Gillespie through SG Enterprises, an entity owned and controlled by Ms. Gillespie and John W. Stanton.

Mark Kroloff	Age: 65
Alaska, U.S.	Independent Director since February 7, 2017
Director

Mark Kroloff is the Managing Member of First Alaskan Capital Partners, LLC, a private investment firm. He served as a director of General Communication Inc., an integrated telecommunications provider, until its acquisition by Liberty Ventures. He serves as a board observer of Nova ehf, an Icelandic telecommunications provider. Previously, Mr. Kroloff served as the General Counsel and later as the Chief Operating Officer of Cook Inlet Region, Inc., at that time one of the largest minority-owned wireless, radio, and television providers in the

U.S. Mr. Kroloff is a lawyer who began his career with the firm of Munger, Tolles & Olson LLP in Los Angeles. He received his B.A. from Claremont McKenna College and his J.D. from the University of Texas School of Law.

Present Principal Occupation, Business or Employment
Managing Partner, First Alaskan Capital Partners
Board/Committee Membership	Meeting Attendance
Board	Attendance (7/7)
Audit Committee (Chair)[1]	Attendance (4/4)
C&CG Committee2	Attendance (3/3)
Common Shares (as at December 31, 2021)
Common Shares[3]	Restricted Share Units	Deferred Share Units
421,712	Nil	189,515

Notes:

(1)	Mr. Kroloff served as Chair of the Audit Committee until March 27, 2019; after such time, Alan D. Horn succeeded him as Chair of the Audit Committee. Mr. Kroloff was re-appointed Chair of the Audit Committee effective as of February 16, 2022.
(2)	Mr. Kroloff served as Chair of the C&CG Committee from November 8, 2018 to February 16, 2022. 226,506 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Kroloff through FACP Investment Trilogy II, LLC. 168,884 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Kroloff through FACP Trilogy Investment LLC
(3)	26,322 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Kroloff through FACP TINZ LLC.

Alan D. Horn	Age: 70
Ontario, Canada	Independent Director since November 8, 2018
Director

Alan D. Horn is President and Chief Executive Officer of Rogers Telecommunications Limited. and certain private companies that control Rogers Communications Inc., a TSX and New York Stock Exchange listed media and telecommunications company. He was Chairman of the Board of Directors of Rogers Communications Inc. from March 2006 to December 2017 and continues to serve as a director of that company. Mr. Horn was a director of Rogers Bank from April 2013 to December 2017 and a director of Fairfax Financial Holdings Ltd. from April 2008 to June 2019. He has served as a director of Fairfax India Holdings Corporation since 2015 and as a director of CCL Industries since May 2019. He is a Chartered Professional Accountant and a Chartered Accountant. He has a B.Sc. with first class honours in mathematics from the University of Aberdeen, Scotland.

Present Principal Occupation, Business or Employment

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President and Chief Executive Officer of Rogers Telecommunications Ltd.
Board/Committee Membership	Meeting Attendance
Board	Attendance (7/7)
Audit Committee	Attendance (4/4)
C&CG Committee	Attendance (3/3
Common Shares (as at December 31, 2021)
Common Shares	Restricted Share Units	Deferred Share Units
Nil	Nil	174,502

Nadir Mohamed	Age: 66
Ontario, Canada	Independent Director since May 21, 2015
Director (Lead Independent Director)
Nadir Mohamed is Chairman of the Board of Directors of AMC. He is the retired President and Chief Executive Officer of Rogers Communications Inc. While at Rogers Communications Inc., Mr. Mohamed also held positions as the President and Chief Operating Officer of the company’s Communications Group and as the President and Chief Executive Officer of Rogers Wireless. Earlier in his career, he served as a senior executive at Telus Communications and at BC Telecom. Mr. Mohamed is currently a director on the boards of TD Financial Group, and Cineplex. He is also the Co-Founder and Chair of Scale Up Ventures and DMZ Ventures Inc. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree. He is a Chartered Professional Accountant, a Chartered Accountant and a Fellow Chartered Accountant.
Present Principal Occupation, Business or Employment
Corporate Director
Board/Committee Membership	Meeting Attendance
Board (Lead Independent Director)	Attendance (6/7)
Audit Committee	Attendance (4/4)
C&CG Committee (Chair) [1]	N/A
Common Shares (as at December 31, 2021) [2,3]
Common Shares	Restricted Share Units	Deferred Share Units
152,119	Nil	201,839

Notes:

(1)	Mr. Mohamed was appointed Chair of the C&CG Committee effective as of February 16, 2022.
(2)	Common shares total excludes 41,883 TIP Inc. forfeitable founder shares held by Mr. Mohamed that were forfeited on February 7, 2022.
(3)	11,629 TIP Inc. Warrants held by Mr. Mohamed expired on February 7, 2022.

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Reza R. Satchu	Age: 52
Ontario, Canada	Independent Director since May 21, 2015
Director

Reza R. Satchu co-founded AMC in 2011 and has substantial experience as an entrepreneur and an investor. He has co-founded, built, and managed several businesses from inception including: AMC; KGS-Alpha Capital Markets, a U.S. fixed-income broker dealer with over $10 billion dollars in assets, that was sold to Bank of Montreal for over $400 million; StorageNow, which became one of Canada’s largest self-storage company prior to being sold to InStorage REIT for $110 million; and SupplierMarket, a supply chain software company whose investors included Sequoia and KKR that was sold to Ariba for $925 million. Previously, Mr. Satchu was a General Partner and Managing Director at Fenway Partners, a $1.4 billion New York based private equity firm focused on acquiring leading middle market companies and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu is the Founding Chairman of Next Canada, an intensive entrepreneurship program that provides education, mentorship, and start-up funding to Canada’s most promising entrepreneurs. Next Canada has an alumni base of over 750 entrepreneurs that have launched over 300 ventures and raised over $1.7 billion of equity capital. Previously, Mr. Satchu served for 10 years as a director of the Toronto Hospital for Sick Children Foundation, most recently as Vice Chairman, and as an Adjunct Professor at the University of Toronto, where he taught The Economics of Entrepreneurship. Mr. Satchu is also a Senior Lecturer at Harvard Business School where he teaches Launching Technology Ventures and The Entrepreneurial Manager. He has received Canada’s Top 40 Under 40 Award and the Management Achievement Award from McGill University. Mr. Satchu has an MBA from the Harvard Business School and a BA from McGill University.
Present Principal Occupation, Business or Employment
Managing Partner, AMC
Board/Committee Membership	Meeting Attendance
Board	Attendance (7/7)
Common Shares (as at December 31, 2021)
Common Shares[1]	Restricted Share Units	Deferred Share Units
8,214,624	Nil	158,552

Notes:

(1)	8,214,624 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Satchu through AMC, an entity controlled by Mr. Satchu. Total excludes 1,465,920 TIP Inc. forfeitable founder shares held by AMC that were forfeited on February 7, 2022. Total reflects the holdings of AMC and affiliated investment funds Alignvest AQX LP and Alignvest Partners Master Fund LP .

Cease Trade Order, Bankruptcy, Penalties and Sanctions

As at the date of this Circular, to the knowledge of the Corporation, no proposed Nominee for election as a Director of the Corporation is or has:

(1)	been within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that Nominee was acting in that capacity, was (i) the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that Nominee was acting in that capacity or within a year of that Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(2)	been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

(3)	become within the last 10 years bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of any proposed Director.

Appointment of Auditor

At the Meeting, Shareholders will be asked to vote for the reappointment of Grant Thornton LLP, Chartered Accountants (“Grant Thornton”), the present auditor of the Corporation, as the auditor of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Grant Thornton was first appointed auditor of the Corporation upon the completion of the Arrangement. At the time of that appointment, Grant Thornton was Trilogy LLC’s independent auditor.

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Auditor remuneration – Audit fees

The Corporation’s audit fees are reviewed and recommended by the Corporation’s audit committee (the “Audit Committee”). The Audit Committee has the ultimate authority to approve all audit engagement terms and fees, including the auditor’s audit plan. The Corporation’s audit fee was negotiated by the Audit Committee with the auditor of the Corporation on an arm’s length basis. The Directors and the Audit Committee believe that the fees negotiated in the past with the auditor of the Corporation were reasonable and, in the circumstances, would be comparable to fees charged by other auditor providing similar services.

Auditor remuneration – Non-Audit fees

The Audit Committee has adopted requirements regarding pre-approval of non-audit services as part of its Audit Committee Charter. The Audit Committee Charter requires the Audit Committee to approve in advance any retainer of the auditor to perform any non-audit service to the Corporation (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the Board-approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting. The Audit Committee will generally pre-approve a budget for certain specific non-audit services such as assistance with tax returns.

External Auditor Services Fees

Details of the fees paid to Grant Thornton relating to fees for audit services, including fees associated with the annual audit, can be found in the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, dated March 30, 2022 (the “Annual Report”); a copy of which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

Unless such authority is withheld, the Management proxy nominees named in the accompanying proxy intend to vote “for” the appointment of Grant Thornton LLP as auditor of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration.

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REPORT ON EXECUTIVE COMPENSATION

Executive Compensation

Named Executive Officers

An issuer’s “named executive officers” are comprised of its Chief Executive Officer (“CEO”) and CFO (or individuals who serve in similar capacities), and its three most highly compensated executive officers, other than the CEO and CFO, whose total compensation is, individually, more than $150,000. As at December 31, 2021, the end of the Corporation’s most recently completed financial year, the following individuals are defined as the Corporation’s named executive officers (“NEOs”):

Name	Principal Position
Bradley J. Horwitz	Chief Executive Officer
Erik Mickels	Senior Vice President and Chief Financial Officer
Scott Morris	Senior Vice President, General Counsel, and Corporate Secretary
Tomas Perez[1]	Chief Executive Officer of NuevaTel
Mark Aue[2]	Chief Executive Officer of 2degrees

Notes:

(1)	Mr. Perez joined NuevaTel as its Chief Operating Officer in January 2019 and became its CEO on April 1, 2019. Mr. Perez resigned as Chief Executive Officer of NuevaTel on March 29, 2022. Mr. Perez continues to serve as the acting CEO of NuevaTel pending the closing of the Corporation’s sale of its ownership interest in NuevaTel.
(2)	Mr. Aue joined 2degrees as its CFO in July 2018 and assumed his role as CEO on July 1, 2019. Mr. Aue is expected to terminate his employment with 2degrees shortly after the closing of the 2degrees Sale, which is expected to occur before the end of May 2022.

Compensation Governance

The C&CG Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The C&CG Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation’s compensation philosophy and principles, all as more particularly described in the C&CG Committee’s Mandate, attached as Schedule “C” to this Circular.

Composition of the Compensation and Corporate Governance Committee

Mark Kroloff (Chair), Alan D. Horn and John W. Stanton constituted all of the members of the C&CG Committee as at December 31, 2021. Nadir Mohamed was appointed by the Board to serve as Chair of the C&CG Committee effective February 16, 2022, coincident with Mr. Kroloff’s appointment to serve as Chair of the Audit Committee. Each of Messrs. Horn, Kroloff and Mohamed is an independent Director as such term is defined in National Policy 58-101 – Corporate Governance Guidelines and under other applicable securities laws and exchange requirements. John W. Stanton is not considered “independent” as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) because he and Theresa E. Gillespie are the sole owners of SG Enterprises, a holder of more than a 10% of the equity interests in the Corporation on an aggregated basis; however, neither Mr. Stanton nor Ms. Gillespie has received, nor will either of them receive, directly or indirectly, any compensation from the Corporation or its subsidiaries.

The C&CG Committee was formed on February 7, 2017, in connection with the closing of the Arrangement. Among the C&CG Committee’s responsibilities and duties are: determining and making recommendations with respect to all forms of compensation to be granted to the CEO; reviewing the CEO’s recommendations respecting compensation of the other senior executives of the Corporation; and determining and making recommendations with respect to the corporate governance of the Corporation.

The Board believes that each current member of the C&CG Committee possesses the skills and experience relevant to the mandate of the C&CG Committee. In addition, the members of the C&CG Committee each have skills and experience that enable them to make decisions on the suitability of the Corporation’s executive compensation policies and practices. Each member of the C&CG Committee has had direct operational or functional experience overseeing compensation policies and practices in publicly listed organizations similar in complexity. For the relevant education and experience of each of the members of the C&CG Committee, please refer to the biographies of Messrs. Kroloff, Horn and Stanton in “Business of the Meeting — Nominees and Qualifications” in this Circular.

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Compensation Consultant

Neither the Corporation nor Trilogy LLC, which is the employer of the headquarters staff of the Corporation, engaged a compensation consultant in 2021.

2degrees engaged PricewaterhouseCoopers in 2021 to provide executive compensation benchmarking data and advice regarding its long-term incentive plans. 2degrees first engaged PricewaterhouseCoopers to provide such services in 2008. PricewaterhouseCoopers does not provide any services to the Corporation or its subsidiaries other than compensation related services to 2degrees.

Fees for services provided in 2020 and 2021 by PricewaterhouseCoopers were as follows:

Fiscal Year	Executive Compensation-Related Fees[1]	All Other Fees
2020	$1,268	Nil
2021	$82,615	Nil

Notes:

(1)	The above amounts were paid in New Zealand dollars, with the average rates of exchange used to convert New Zealand dollar amounts to U.S. dollar amounts for the respective fiscal years were NZ$1.00 = 2021 – US$0.707; and 2020 – US$0.650.

NuevaTel first engaged Hay Argentina S.A. in 2021 to provide salary benchmarking for NuevaTel’s workforce. Hay Argentina does not provide any services to the Corporation or its subsidiaries other than compensation related services to NuevaTel.

Fees for services provided in 2021 by Hay Argentina were as follows:

Fiscal Year	Executive Compensation-Related Fees[1]	All Other Fees
2021	$5,714	Nil

Compensation Discussion and Analysis

Compensation Philosophy and Principles

The Corporation operates in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, the Corporation needs to attract, retain and motivate a highly talented team of executives. The Corporation expects its team to possess and demonstrate strong leadership and management capabilities, as well as foster the Corporation’s corporate culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

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The Corporation’s executive compensation program is designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high- performing and experienced executive officers, whose knowledge, skills and performance are critical to the Corporation’s success;

•	motivate these executive officers to achieve the Corporation’s business objectives;

•	align the interests of the Corporation’s executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the Corporation’s business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

The Board adopted a written mandate for the C&CG Committee that establishes, among other things, the C&CG Committee’s purpose and its responsibilities with respect to executive compensation (see “Statement of Corporate Governance Practices – Compensation and Corporate Governance Committee”). The mandate of the C&CG Committee specifies that the committee shall, among other things, assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

The Corporation will continue to evaluate its philosophy and compensation programs as circumstances require. It reviews compensation on an annual basis. As part of this review process, the Corporation is guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to find a replacement for a key employee.

Compensation Detail

Executive officer compensation includes the following major elements: (i) base salary, reviewed annually and increased for merit reasons based on the executive’s success in meeting or exceeding individual objectives; (ii) short-term incentives based on the results of an executive’s scorecard; (iii) long-term equity incentives, in the form of RSUs, granted from time-to-time under the RSU Plan adopted by the Board and Shareholders in 2017, and re-approved by the Shareholders in 2019 (see “Report on Executive Compensation – Summary of Restricted Share Unit Plan”); and (iv) customary benefit programs. Through December 31, 2018, Directors were not compensated except for independent Directors, who received an annual stipend of $100,000, of which 2/3 has been paid in the form of DSUs under the Corporation’s DSU Plan adopted by the Board and Shareholders in 2017, and re-approved by the Shareholders in 2019.

Beginning January 1, 2019, the Lead Independent Director is paid an annual stipend of $125,000 and each other non- employee Director is entitled to an annual stipend of $100,000; a Director who serves on a committee (other than as a committee chairperson) is entitled to receive a supplemental $15,000 annually, and a Director who serves as a chairperson of a committee is entitled to receive $10,000 annually.

John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Corporation, is not entitled to receive compensation for his services as a Director.

Benchmarks and Performance Goals

The Corporation has adopted a compensation structure for executive officers that is consistent with its peers and designed to provide strong incentive for business growth.

Compensation targets for the Corporation’s headquarters staff, including the NEOs based in the Corporation’s headquarters, are informed by survey data provided by Korn Ferry in 2020, including base salary, short-term cash incentives, and long-term equity incentives for comparable positions at companies in North America with revenues similar to those of the Corporation. The analysis performed by Korn Ferry included market data, derived from the following surveys, with market references for each role:

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-	2020 Korn Ferry Executive Compensation Report – a survey of compensation for equivalent employee positions at companies whose size and scope are comparable to those of the Corporation
-	2020 Korn Ferry General Industry Compensation Report – a survey of employee compensation using Korn Ferry database of compensation for professional positions deemed comparable based on Korn Ferry job evaluation methodology)
-	2020 Korn Ferry Proxy Peer Analysis – an analysis of compensation data from publicly traded telecommunications companies comparable to the Corporation in terms of revenue and/or market capitalization, consisting of the following companies:
o	ATN International Inc.
o	Cincinnati Bell Inc.
o	Cogent Communications Holdings Inc.
o	Consolidated Communications Holdings Inc.
o	Gogo Inc.
o	Iridium Communications Inc.
o	Orbcomm Inc.
o	Shenandoah Telecommunications Company of Virginia
o	Vonage Holdings Corporation

Compensation targets set by the C&CG Committee and the Board also reflect a specific employee’s level of responsibility and experience, and the employee’s influence on the immediate and sustained performance of the Corporation. Short-term and long-term incentive awards are determined by a mix of individual, team and corporate performance.

Mr. Aue’s compensation terms are set forth in his employment agreement with 2degrees, which was approved by the 2degrees board of directors in January 2019. In anticipation (and conditional upon the completion) of an initial public offering of 2degrees shares projected to occur in late 2021, Mr. Aue’s base salary and target short-term and long-term incentive awards were revised in 2021, based on 2020 compensation data, compiled by PricewaterhouseCoopers, for CEOs of Australian and New Zealand businesses or subsidiaries in the ICT sector (including direct competitors of 2degrees) and of consumer- focused New Zealand firms with significant infrastructure investments (e.g. energy sector); the annual revenues of firms and subsidiaries from which PricewaterhouseCoopers compiled CEO compensation data ranged primarily between ½ to 2 times the 2020 revenue of 2degrees.

Mr. Perez’s base salary consists of two components: one component is approved by the Board of Directors of NuevaTel and is paid directly by NuevaTel and the other is paid by Trilogy LLC but has been reimbursed by NuevaTel in accordance with the terms of a Management Agreement in place between NuevaTel and Trilogy LLC. The total of these components represents a base salary that the C&CG Committee believes is appropriate for the chief executive officer of a national telecommunications provider in Bolivia.

Base Salary

The members of the C&CG Committee use their own experience and familiarity with the industry, and consider the factors described above, to determine what they believe to be reasonable base salaries for the NEOs. The base salaries of the NEOs are set at levels which are considered by the members of the C&CG Committee to be reasonably competitive. However, the Corporation emphasizes short-term and long-term incentive awards that are based to a large degree on performance to ensure that the Corporation can compete for and retain executives critical to the long-term success of the Corporation and that those executives’ motivations are aligned with the long-term interests of the Shareholders.

Short-Term Incentive Based Awards

The Corporation offers NEOs short term incentives in the form of annual cash bonus payments, the purpose of which is to align compensation with corporate targets and results and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders, and to reward personal achievements in a graduated fashion. The principal criteria for cash bonuses have been the Corporation’s adjusted EBITDA (as defined below), service revenues free cash flow. In addition to linking cash bonuses to financial results, the amount awarded to each employee is also affected significantly by C&CG Committee’s and the Board’s assessment of the employee’s individual performance.

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The C&CG Committee sets the target for cash bonus payments as a percentage of base salary, with percentages set by reference to short term incentive survey data provided by Korn Ferry. For 2021, the target percentage for Mr. Horwitz was set at 70% base salary, for Mr. Perez at 100% of base salary, and for Messrs. Mickels and Morris at 60% base salary.

Short-term incentives are payable with respect to the Corporation’s performance against several financial metrics and individual performance, as assessed by the C&CG Committee. The COVID-19 pandemic presented the Corporation’s operating subsidiaries with unique challenges, particularly in Bolivia, where economic activity was severely constrained by rigorous lockdown measures for most of 2021. Consequently, the C&CG Committee recommended and the Board approved a short-term incentive plan for 2021 based on the financial performance solely of 2degrees (without reference to changes in foreign exchange rates) and on individual performance of the participating executive.

Metric	Weighting[1]
Service revenue – 2degrees	22%
EBITDA – 2degrees	22%
EBIT – 2degrees	22%
Individual Performance	34%

Notes:

(1)	Mr. Perez’s short-term bonus eligibility was left solely to the discretion of the Board, based on its assessment of Mr. Perez’s success in stabilizing the NuevaTel business and controlling costs in light of government mandated lockdowns and related measures that minimized opportunities for subscriber growth.

Under the short-term incentive plan in effect as at December 31, 2021: (a) no bonus is paid with respect to any financial metric if performance does not equal or exceed 90% of the relevant target figure: (b) a bonus is paid at 50% of weighting with respect to performance between 90% and 94.9% of that target; and (c) a bonus is paid on a straight-line scale up to 150% of weighting with respect to performance between 95% and 110% of target.

For purposes of the Corporation’s short-term incentive plan:

•	Revenue is defined as “service revenues” as shown in the Corporation’s audited annual financial statements for the year ended December 31, 2021 (the “2021 Annual Financial Statements”).

•	EBITDA is defined as “adjusted EBITDA” as shown and defined in the 2021 Annual Financial Statements.

•	Free Cash Flow is defined as adjusted EBITDA minus capital expenditures as shown in the 2021 Annual Financial Statements.

In making compensation recommendations to the Board in respect of the Corporation’s 2021 financial year, the C&CG Committee considered the financial results achieved by the Corporation and Management’s performance in achieving goals and strategic targets set by the Corporation from time to time. In addition, the C&CG Committee and the Board maintain overall discretion to reduce or increase the size of the variable portion of the total compensation in extraordinary circumstances, such as material changes in business performance, major regulatory changes or risk failures, exceptional achievements by a particular NEO or to address unique or unexpected market events.

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Long-Term Incentive Based Awards

The long-term component of the compensation package for the NEOs and headquarters staff is addressed through grants of RSUs from the RSU Plan. This plan has enabled the Corporation’s staff to acquire an ownership interest in the Corporation over a period of time, and the plan has served as a financial incentive for employees to consider the long-term interests of the Corporation and its Shareholders. Grants of RSUs have been a particularly important component of the compensation package of the NEOs and have ensured that, if the Corporation meets its financial objectives, the compensation earned by NEOs is competitive with that afforded by peer group companies.

The C&CG Committee has approached grants under the RSU Plan by taking into account a number of factors, including the amount and term of previously granted equity incentives and the level of equity compensation granted by comparable companies for similar levels of responsibility. The C&CG Committee has also evaluated each executive officer or employee based on reports received from Management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers.

The scale of grants under the RSU Plan has been generally commensurate to the appropriate level of base compensation for each level of responsibility. The C&CG Committee has also considered the grants in terms of other factors including:

•	The fair market value of the Common Shares on the date of grant;

•	The absolute number of Common Share units being granted; and

•	The percentage of total outstanding Common Shares represented by the grant or ‘burn rate’.

Grants under the RSU Plan have typically been granted to NEOs annually. The equity grants have been made at the same time that NEO cash compensation (base salary changes, annual incentive bonuses) is determined.

In 2021, the Corporation granted to each of the NEOs (except Mr. Aue whose long term incentive awards are addressed in his employment agreement with 2degrees) awards of RSUs vesting in equal amounts on January 1, 2022, and each of the succeeding three anniversaries of that date. In light of the unique operating challenges that the Corporation and its subsidiaries faced during the COVID-19 pandemic in 2020-2021, the vesting of all RSUs awarded to Messrs. Horwitz, Mickels, Morris and Perez will be exclusively time-based, without contingencies for the Corporation’s achieving prescribed financial performance objectives. See “Share-Based and Option-Based Awards – Summary of Restricted Unit Plan”. In light of the signing of the agreements for the 2degrees Sale and for the sale the Corporation’s interest in NuevaTel, the Board has determined that no additional RSU grants will be made under the RSU Plan.

Benefits

Executive officers participate in the Corporation’s benefit programs, which are available to all full-time employees, and include life insurance, short-term disability insurance, long-term disability insurance, travel insurance, extended health care insurance, a 401k account and a health care savings account. The Corporation matches each employee’s contributions to a 401k account each year up to 4% of the employee’s annual cash compensation, subject to caps set by the U.S. Internal Revenue Service and, in regard to employees’ health care savings accounts, contributes up to $3,600 for employees without dependents and $7,200 for employees with dependents, plus an additional $1,000 for employees who are 55 and older.

Risks Associated with the Corporation’s Compensation Policies and Practices

The C&CG Committee considers the risk implications associated with the Corporation’s compensation policies and practices on an on-going basis and as part of its annual compensation review. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking. There are no identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

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Financial Instruments

The Corporation has no policy with respect to NEOs or Directors purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total Shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (the “S&P/TSX Index”) and of the S&P/TSX Capped Communication Index over the period from February 7, 2017 to December 31, 2021. The graph illustrates the cumulative return on a C$100 investment in Common Shares made on February 7, 2017 as compared with the cumulative returns on a C$100 investment in the S&P/TSX Index and S&P/TSX Capped Communication Indices made on February 7, 2017. Dividends declared on Common Shares are assumed to be reinvested. The Common Share Performance as set out in the graph does not necessarily indicate future price performance.

Cumulative Total Shareholder Return

February 7, 2017 through

December 31, 2021

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	Feb. 7, 2017[1]	Dec. 31, 2017[1]	Dec. 31, 2018[1]	Dec. 31, 2019[1]	Dec. 31, 2020[1]	Dec. 31, 2021[1]
Trilogy International Partners Inc.	100.00	63.46	16.60	20.95	14.61	24.32
S&P/TSX Composite Index	100.00	107.39	97.84	120.23	126.96	158.82
S&P/TSX Capped Telecommunication Services Index	100.00	115.27	117.62	131.81	126.01	156.68

Notes:

(1)	Reflects closing share price on the date indicated or the closing share price on the closest trading date immediately prior to the date indicated when trading did not take place on the indicated date.

The Corporation’s Common Share price outperformed the return on the S&P/TSX Index and S&P/TSX Capped Communication Services Index by approximately 41% and 42%, respectively, during 2021.

The Board has evaluated the compensation paid to the Corporation’s NEOs in light of the performance graph shown above, the performance of the Corporation’s principal operating businesses, the NEOs’ progress in achieving the Corporation’s strategic objectives, and compensation benchmarks for similar executive positions at companies of comparable size and complexity. Based on the above considerations, the Board is satisfied that the compensation paid to the Corporation’s NEOs is fair and reasonable.

Executive Summary Compensation Table

The following table sets forth the total annual and long-term equity and non-equity compensation, along with all other compensation awarded, for services rendered in all capacities to the Corporation for the last three financial years, in respect of the individuals who were, during these periods, the NEOs consisting of the CEO and the CFO and the three other highest-paid executive officers at each respective period end, measured by base salary, cash bonus, option-based awards, share-based awards and all other compensation.

Name and Principal Position	Year	Salary[1] (US$)	Share-based Awards (US$)[2]	Option- based Awards (US$)[3]	Non-Equity Incentive Plan Compensation		Pension Value (US$)[6]	All Other Compensation (US$)[7]	Total (US$)
					Annual Incentive Plans (US$)[4]	Long-Term Incentive Plans (US$)[5]
Bradley J. Horwitz CEO	2021	400,000	336,750[8]	Nil	351,414	Nil	Nil	20,735	1,108,899
	2020	400,000	251,800[9]	Nil	371,821	Nil	Nil	16,956	1,040,577
	2019	400,000	420,817[10]	Nil	279,000	Nil	Nil	63,415	1,163,232
Erik Mickels Senior Vice President and CFO	2021	480,000	677,763[11]	Nil	337,357	128,000	Nil	23,037	1,646,157
	2020	400,000	251,800[12]	Nil	297,457	Nil	Nil	20,628	969,885
	2019	395,833	406,137[13]	Nil	223,200	Nil	Nil	15,636	1,040,806
Scott Morris Senior Vice President, General Counsel and Corporate Secretary	2021	400,000	564,802[14]	Nil	281,131	106,667	Nil	32,135	1,384,735
	2020	400,000	209,834[15]	Nil	297,457	Nil	Nil	36,264	943,555
	2019	395,833	324,908[16]	Nil	223,200	Nil	Nil	20,114	964,055
Tomas Perez Chief Executive Officer of NuevaTel[20]	2021	405,634	258,175[17]	Nil	300,000	Nil	Nil	342,183	1,305,992
	2020	380,550	193,047[18]	Nil	326,507	Nil	Nil	223,170	1,123,273
	2019	381,920	361,903[19]	Nil	265,350	Nil	Nil	161,499	1,170,672
Mark Aue Chief Executive Officer of 2degrees	2021	494,390	Nil	Nil	519,677	295,968	Nil	32,996	1,343,572
	2020	455,058	Nil	Nil	457,334	257,108	Nil	20,837	1,190,337
	2019	399,517	Nil	423,400	237,814	Nil	Nil	12,880	1,073,611

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Notes:

(1)	All dollar amount in the Executive Summary Compensation Table and footnotes thereto are reflected in U.S. dollars; however, compensation for Mr. Aue was paid in New Zealand dollars. As a result, compensation levels, in U.S. dollar equivalents, for Mr. Aue reflect changes in foreign exchange rates as well as variations in salary. The average rates of exchange used to convert New Zealand dollar amounts to U.S. dollar amounts for the respective fiscal years were NZ$1.00 = 2021 – US$0.707; NZ$1.00 = 2020 – US$0.650; and 2019 – US$0.659.
(2)	Share-based awards represent the fair value of RSUs granted in the year under the RSU Plan. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted. Accordingly, this value does not reflect the current value of any share-based award.
(3)	Option-based awards to Mr. Aue represent the fair value of stock options granted in the specified year under the 2degrees stock option plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model. The Corporation uses the Black- Scholes model because it provides a meaningful and reasonable estimate of the fair value of stock options. Under this method, the weighted average fair value of each stock option granted to Mr. Aue was $0.42 using the following assumptions:

2019
Expected dividend yield	Nil
Expected stock price volatility	27.5%
Risk-free interest rate	1.03%
Expected Term (in years)	4.80

There is no dividend yield because at the time the options were granted Corporation did not pay, and did not plan to pay, cash dividends on the 2degrees shares. The expected stock price volatility was based on average volatilities of publicly traded peer companies over the expected term. The risk-free interest rate is based on the implied yield currently available in New Zealand Government bonds with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. On an annual basis, the Corporation performs a valuation of 2degrees shares since these shares are not publicly traded on an exchange. The resulting share price from the Corporation’s valuation is incorporated into the Black-Scholes model for the purpose of calculating grant-date fair value of options issued.
(4)	Amounts reflect the annual cash bonuses that were earned by the NEOs for the noted years, although payment of each bonus was made in the year following the period for which the bonus was earned.
(5)	Mr. Mickels and Mr. Morris participate in a retention benefit program that entitles each of them to their respective annual salary and target bonus, split equally into a cash award that vests ratably over three years between January 1, 2021 and January 1, 2024, and a grant of RSUs that vests on January 1, 2024. Mr. Aue participates in 2degrees’ cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50%of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of the applicable measurement period. If 2degrees’ financial performance achieves at least 95% of the objectives for such period, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment increasing up to 134% of the target amount if 2degrees’ financial performance achieves at least 110% of the specified objectives over the applicable measurement period. Mr. Aue’s first grant applied to the period from January 1, 2019 through December 31, 2021, and based on 2degrees’ performance during that period, Mr. Aue earned $295,968 or 119.6% of his cash target; this amount was paid during the first quarter of 2022. Mr. Aue received a long-term incentive grant based on financial performance of 2degrees during the periods of 2020-2022; he will receive the target amount of the grant as part of his severance benefit at time he terminates his employment at 2degrees at the end of May this year.
(6)	The Corporation does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following, or in connection with retirement.
(7)	All other compensation includes amounts representing each NEO’s estimated health insurance, 401(k) matching benefits and health care savings account contributions. With respect to Mr. Perez, the compensation includes certain tax equalization benefits and a travel allowance.
(8)	Total share-based award value reflects a grant of 300,000 units to Mr. Horwitz.
(9)	Total share-based award value reflects a grant of 300,000 units to Mr. Horwitz.
(10)	Total share-based award value reflects a grant of 268,750 units to Mr. Horwitz, of which 143,750 were based on 2019 financial performance.
(11)	Total share-based award value reflects a grant of 603,797 units to Mr. Mickels.
(12)	Total share-based award value reflects a grant of 300,000 units to Mr. Mickels.
(13)	Total share-based award value reflects a grant of 259,375 units to Mr. Mickels, of which 71,875 were based on 2019 financial performance.
(14)	Total share-based award value reflects a grant of 503,164 units to Mr. Morris.

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(15)	Total share-based award value reflects a grant of 250,000 units to Mr. Morris.
(16)	Total share-based award value reflects a grant of 207,500 units to Mr. Morris, of which 57,500 were based on 2019 financial performance.
(17)	Total share-based award value reflects a grant of 230,000 units to Mr. Perez.
(18)	Total share-based award value reflects a grant of 230,000 units to Mr. Perez.
(19)	Total share-based award value reflects a grant of 231,125 units to Mr. Perez, of which 123,625 were based on 2019 financial performance.
(20)	Mr. Perez became Chief Executive Officer on April 1, 2019.

Executive Equity Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all option-based and share-based awards held by each NEO that were outstanding as at December 31, 2021.

	Option-based awards[1]				Share-based awards[2]
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the- money Options (US$)	Number of shares or units of shares that have not vested (#)[3]	Market or payout value of share-based awards that have not vested (US$)[4]	Market or payout value of vested share- based awards not paid out or distributed (US$)
Mr. Bradley J. Horwitz CEO	Nil	Nil	Nil	Nil	685,417	1,286,711	Nil
Mr. Erik Mickels Senior Vice President and CFO	Nil	Nil	Nil	Nil	977,692	1,835,390	Nil
Mr. Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	Nil	Nil	Nil	813,620	1,527,383	Nil
Mr. Tomas Perez Chief Executive Officer of NuevaTel	Nil	Nil	Nil	Nil	518,063	972,543	Nil

Notes:

(1)	The Corporation does not grant options and does not have a stock option plan.
(2)	The underlying security for these share-based awards is the Corporation’s Common Shares.
(3)	Represents the number of unvested share-based awards outstanding, excluding the performance-based awards that did not vest as a result of the Corporation’s 2017 and 2018 performance against award targets.
(4)	The market value of the RSUs as at December 31, 2021, was calculated using the closing price of the Common Shares on the TSX of C$2.38 or US$1.88.

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	Option-based awards[1]				Share-based awards[2]
Name	Number of	Option	Option	Value of	Number	Market	Market or
	securities	exercise	expiry date	unexercised	of shares	or	payout
	underlying	price		in-the-money	or units	payout	value of
	unexercised	(US$)[3]		Options	of shares	value of	vested
	Options			(US$)[3]	that have	share-	share-
	(#)[3]				not	based	based
					vested	awards	awards not
					(#)	that have	paid out or
						not	distributed
						vested	(US$)
(US$)
Mark Aue Chief Executive Officer of 2degrees[4]	1,000,000	$1.78	6/10/2027	348,449	Nil	Nil	Nil

Notes:

(1)	The underlying security for these options is 2degrees ordinary shares, which are valued on an annual basis by 2degrees.
(2)	2degrees does not grant share-based awards and does not have a share-based award plan.
(3)	Valued based on the difference between the US$2.13 equity value of a 2degree ordinary share as determined by the proposed 2degrees sale agreement, prior to transaction costs, as of December 31, 2021 and the exercise price of the option (as converted using the December 31, 2021 US$ to NZD exchange rate for those options that have exercise prices stated in NZD), multiplied by the number of options granted and outstanding.
(4)	Mr. Aue’s options vest on June 10, 2022.

Executive Incentive Plan Awards – Value Vested or Earned During the Year

The following table illustrates the value of all incentive plan awards to NEOs in fiscal 2021.

Name	Option-based awards -Value vested during the year (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)[1]
Mr. Bradley J. Horwitz Chief Executive Officer	Nil	226,530	351,414
Mr. Erik Mickels Senior Vice President and Chief Financial Officer[2]	Nil	202,797	465,357
Mr. Scott Morris Senior Vice President, General Counsel and Corporate Secretary[2]	Nil	174,191	387,798
Mr. Tomas Perez Chief Executive Officer of NuevaTel	Nil	129,477	300,000
Mr. Mark Aue Chief Executive Officer of 2degrees[3]	Nil	Nil	815,645

Notes:

(1)	Non-equity incentive plan compensation consists of the short-term incentive awards summarized in the Summary Executive Compensation table above.
(2)	Mr. Mickels and Mr. Morris participate in a retention benefit program that entitles each of them to their respective annual salary and target bonus, split equally into a cash award that vests ratably over three years between January 1, 2021 and January 1, 2024, and a grant of RSUs that vests on January 1, 2024.
(3)	Mr. Aue participates in 2degrees’ cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of the applicable measurement period. If 2degrees’ financial performance achieves at least 95% of the objectives for such period, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment increasing up to 134% of the target amount if 2degrees’ financial performance achieves at least 110% of the specified objectives over the applicable measurement period. Mr. Aue’s first grant applied to the period from January 1, 2019 through December 31, 2021, and based on 2degrees’ performance during that period, Mr. Aue earned $295,968 or 119.6% of his cash target; this amount was paid during 2022. Long-term incentive grants based on financial performance of 2degrees during the periods of 2020-2022 and 2021-2023 have also been issued to Mr. Aue. Whether either of these grants will result in a payment to Mr. Aue, and the amount of any such payment, can be determined only at the end of the relevant grant period.

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Share-Based and Option-Based Awards

Summary of Restricted Share Unit Plan

The purpose of the RSU Plan is to assist the Corporation in the recruitment and retention of qualified employees and consultants by providing a means to reward superior performance, to motivate Participants (as defined therein) under the RSU Plan to achieve important corporate and personal objectives, and to better align the interests of the Participants with the long-term interests of Shareholders.

Eligible Participants

The RSU Plan is administered by the C&CG Committee. Employees, Directors (designated by the Corporation for participation in the RSU Plan) and eligible consultants of the Corporation and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Corporation, under the authority of the Board through the C&CG Committee, approves those employees, Directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant’s employment is terminated without cause within 12 months after a Change of Control (as defined in the RSU Plan), all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant by the C&CG Committee and the Board.

Grants of RSUs approved by the Board in 2018, 2019, and 2020, and on March 24, 2021 vest ratably over four-year periods and will therefore be fully vested on January 1 of 2022, 2023, 2024, and 2025 respectively.

A portion of the RSUs granted in 2017, 2018 and 2019 to NEOs (other than Mr. Aue, who does not receive RSU grants) consisted of RSUs whose vesting also depended on the Corporation’s achievement of specified financial goals for the years in which grants were made (“performance-based RSUs”). The grants of these performance-based RSUs were subject to modification based on a scale in which the target amount of the performance-based RSUs would vest if 100% of the financial goals was achieved, and such amount would be reduced on a straight-line sliding scale to half of the target amount if between 100% and 95% of the goals was achieved and increased on a straight-line sliding scale up to twice the target amount if 100% and 110% of the goals was achieved. No performance-based RSUs would vest if less than 95% of the goal was achieved and no greater than twice the target amount would be awarded if performance exceeded 110% of the financial goals. The performance-based RSUs awarded in 2017 and 2018 failed to vest because the Corporation failed to achieve 95% of the goals established for those years. In 2019, the Corporation’s performance against specified financial goals s exceeded 100% and Messrs Horwitz, Mickels, Morris, and Perez received 115% of their target amounts of performance-based RSUs.

All grants of RSUs in 2021 vest annually on a straight-line basis either over a four-year period or at the end of a three-year period beginning on January 1, 2021, and thus will be fully vested as of January 1, 2025. All grants of RSUs in 2021 were time-based. There were no performance-based RSUs granted to the NEOs in 2021.

The amounts of RSUs granted to NEOs in 2021 were:

Bradley J. Horwitz, CEO	300,000
Erik Mickels, CFO	603,797
Scott Morris, General Counsel	503,164
Tomas Perez, CEO of NuevaTel	230,000

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Once RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares (settled through the issuance of Common Shares from treasury or by the delivery of Common Shares purchased in the open market) or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares, or any combination of the foregoing (at the discretion of the Corporation). If settled in cash, the amount shall be equal to the number of Common Shares to which the participant is entitled, multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date, the volume-weighted average of the closing price (“VWAP”) of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board). The RSUs may be settled on the payout date, which shall be such date as the C&CG Committee determines at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs is determined by the C&CG Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Corporation. All vested or expired RSUs are available for future grants.

Maximum Number of Common Shares Issued

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time may not exceed 7.5% of the aggregate number of issued and outstanding Common Shares and Trilogy LLC Class C Units from time to time. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 7.5% of the aggregate number of issued and outstanding Common Shares and Trilogy LLC Class C Units as of the date of the grant. All of the Common Shares covered by settled, cancelled or terminated RSUs will automatically become available Common Shares for the purposes of RSUs that may be subsequently granted under the RSU Plan. Pursuant to the Arrangement Agreement the 7.5% limit will take into account, and be inclusive of, any issuances of Common Shares to holders of options in 2degrees.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Corporation within any one-year period, will not exceed 10% of the total number of outstanding Shares. See “Report on Executive Compensation – Share-Based and Option-Based Awards – Maximum Number of Common Shares under the RSU Plan and DSU Plans” for the current maximum as at the date of this Circular.

Adjustments to Shares Subject to Plan

The RSU Plan also provides that appropriate adjustments, if any, will be made in connection with a stock dividend or subdivision, consolidation or other capital reorganization, merger, amalgamation, take-over bid, compulsory acquisition or arrangement or other similar corporate transaction in connection therewith.

Cessation of Entitlement

Unless otherwise determined by the Corporation in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date will terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without “Cause” (as defined below), all or a portion of such participant’s RSUs may be permitted at the Corporation’s discretion (unless otherwise provided in the applicable grant agreement) to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. All forfeited RSUs are available for future grants.

Termination and Clawback

The Corporation’s grants of RSUs specify that, in the event a grantee is terminated for “Cause”, the grantee will forfeit all vested and unvested RSUs and will also forfeit any gain realized in connection with the settlement of RSUs into Common Shares, the transfer or sale of RSUs, or the sale of Common Shares received in respect of settled RSUs (“Excess Compensation”). The Corporation’s grant agreements define “Cause” to mean (i) willful misconduct, insubordination, dishonesty, fraud, or gross negligence in the performance of the participant’s duties or any knowing and material violation of the policies and procedures of the Corporation or its subsidiaries; (ii) willful actions in bad faith that impair the business, goodwill, or reputation of the Corporation or its subsidiaries; or (iii) the conviction or the commission of acts reasonably expected to result in a conviction of a felony.

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Additionally, RSU grants made to NEOs specify that Excess Compensation will be forfeited in the event of a restatement of the Corporation’s financial results due to fraudulent or other intentional illegal conduct on the part of the NEO to the extent that RSUs would not have been awarded had the financial results been initially issued in accurate form.

Acceleration of Vesting

The Board has discretion under the RSU Plan to accelerate the vesting of RSUs and to issue Common Shares in respect of vested RSUs in advance of a change of control, which is defined in the RSU Plan as to be deemed to occur upon the sale of all or substantially all of the Corporation’s assets. The 2degrees Sale constitutes a sale of substantially all of the Corporation’s assets. The Board has exercised its discretion to vest all of the RSUs that have been granted to employees and consultants and to issue Common Shares, subject to reductions for withholding for applicable taxes, immediately before the closing of the 2degrees Sale

Transferability

RSUs are not assignable or transferable other than by operation of law, except (on such terms as the Corporation may permit) to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which are any combination of the participant, the participant’s current or former spouse, minor children or minor grandchildren. After the participant’s lifetime, RSUs shall enure to the benefit of and be binding upon the participant’s designated beneficiaries, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan provided that such change does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	to make any amendments necessary or advisable because of any change in applicable laws.

Notwithstanding the foregoing, no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan.

Furthermore, shareholder approval must be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

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(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

Pursuant to the RSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), certain terms of the RSUs held by U.S. taxpayers may differ from those described above.

In light of the signing of the agreements for the 2degrees Sale and for the sale the Corporation’s interest in NuevaTel, the Board has determined that it will not make any additional RSU grants under the RSU Plan.

The Corporation’s ability to grant RSUs under the RSU Plan expired on May 10, 2022.

Summary of Deferred Share Unit Plan

The purpose of the DSU Plan is to provide all Directors, who are non-employee Directors, with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with that of Shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.

As of May 13, 2022, certain Directors receive compensation in the amount of $100,000 per year (exclusive of additional fees earned for service on committees or as the Lead Independent Director). Prior to 2022, up to $66,667 was paid in DSUs, under the DSU Plan, and the remainder in cash. The Board has determined that, beginning January 1, 2022, it will cease granting DSUs and that all Director compensation in 2022 and thereafter will be paid in cash,

The DSUs have been credited to an account maintained for the participant (a “DSU Account”). The DSU Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant’s economic rights in respect of his or her DSUs regarding such change in capitalization. In connection with any dividends paid on the Common Shares, a participant’s DSU Account has been credited with additional DSUs to account for a dividend equivalent amount. The number of DSUs credited as of an award date has been determined by dividing: (i) the amount to be paid by (ii) the VWAP of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which a board lot was traded immediately preceding the award date. All DSUs granted on an award date were vested as of that award date.

Any grant of DSUs under the DSU Plan has been subject to the following restrictions: (i) the maximum number of Common Shares which may be reserved for issuance to insiders of the Corporation under the DSU Plan may not exceed 1.25% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; (ii) the maximum number of Common Shares issuable to insiders of the Corporation under the DSU Plan, together with any other security based compensation arrangements of the Corporation, at any time, may not exceed 10% of the issued and outstanding Common Shares and Trilogy LLC Class C Units, as calculated on the award date; (iii) the maximum number of Common Shares issuable to insiders of the Corporation under the DSU Plan, together with any other security based compensation arrangements of the Corporation, within a 12-month period, may not exceed 10% of the issued and outstanding Shares, as calculated on the award date; and (iv) the annual grant to any individual independent Director may not exceed more than $66,667 worth of Common Shares. All of the Common Shares covered by settled, cancelled or terminated DSUs will automatically become available Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. As at the date of this Circular, the aggregate number of Common Shares permitted to be reserved for issuance under the DSU Plan may not exceed 1.25% of the outstanding Common Shares and Trilogy LLC Class C Units from time to time.

A participant is entitled to receive Common Shares in respect of DSUs recorded in the participant’s DSU Account, less any deductions required by the participant’s jurisdiction relating to withholding tax or other required deductions in connection with the exercise of such DSUs (“Source Deductions”), on one of the following dates (the “Distribution Date”): (i) the date on which the participant ceases service as a Director (the “Separation Date”); or (ii) such later date as the participant may elect, provided that in no event will a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The DSU Plan also gives the Board discretion to issue Common Shares in respect of DSUs in connection with a change of control, which the DSU Plan defines as a sale of all or substantially all of the Corporation’s assets. The 2degrees Sale constitutes a sale of substantially all of the Corporation’s assets. The Board expects that has exercised its discretion to issue Common Shares in respect of DSUs that were previously granted to Directors, subject to reductions for withholding for applicable taxes, immediately before the closing of the 2degrees Sale

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The number of Common Shares to be issued to the participant on the Distribution Date will equal the number of DSUs credited to the participant’s DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of the Corporation, elect to receive a cash payment in lieu of the issuance of any Common Shares in an amount equal to the VWAP of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date of the DSUs, less any Source Deductions.

In the event of a restatement of the Corporation’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant ( “Awarded DSUs”) would not have been issued to such participant based on such restated results, the Board will review the grant of the Awarded DSUs.

If the Board determines that: (i) any Awarded DSUs would not have been issued had the Corporation’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”) and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs will be cancelled, and the Board shall, in accordance with the DSU Plan, seek to recover for the benefit of the Corporation, the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Common Shares acquired in respect of the Excess DSUs.

Unless approved by the Board, no DSUs may be redeemed by a participant at a time when a black-out restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a black-out restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, without any further action, be extended to the tenth (10) day after the date such restriction ends, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant’s Separation Date.

The Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall: (i) not adversely alter or impair any DSU previously granted (except as described in the DSU Plan) except as permitted by the DSU Plan terms or as required by applicable laws; (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX. Furthermore, the Board may make for the following amendments without Shareholder approval: (i) amendments of a “housekeeping nature”; (ii) a change to the vesting provisions of any DSU; (iii) a change to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) a change respecting administration and eligibility for participation in the DSU Plan; (v) any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.

Notwithstanding the foregoing, none of the following amendments may be made to the DSU Plan without approval by Shareholders or disinterested Shareholders (as applicable) by ordinary resolution: (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of the Corporation; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above $66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require Shareholders’ approval under the amendment section of the DSU Plan.

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The existence of any DSUs may not affect in any way the right or power of the Corporation or the Shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation, or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger, arrangement or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination of DSUs may occur in connection with a merger.

Upon the occurrence of an event (a “Change of Control Event”) resulting in a change of control over more than 50% of the outstanding voting securities of the Corporation or the sale of all or substantially all of the property of the Corporation, all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the Board is empowered, in its sole discretion, to terminate any DSUs, if not settled, immediately following actual completion of such Change of Control Event, and on such terms as it sees fit.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the Code, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

The Corporation’s ability to continue granting DSUs under the DSU Plan expired on May 10, 2022.

Maximum Number of Common Shares under the RSU Plan and DSU Plans

As at the date of this Circular: (a) the maximum number of Common Shares permitted to be reserved for issuance under the RSU Plan is 6,437,014 representing 7.5% of the issued and outstanding Common Shares; and (b) there are 3,072,261 RSUs available for grant under the RSU Plan, representing 3.6% of the issued and outstanding Common Shares; and (c) 8,270,826 RSUs have been granted under the RSU Plan (such number including RSUs which have vested or been cancelled and have been made available for reissuance, in accordance with the terms of the RSU Plan).

As at the date of this Circular: (a) the maximum number of Common Shares permitted to be reserved for issuance under the DSU Plan is 724,410 representing 1.25% of the issued and outstanding Common Shares; (b) there are 348,425 DSUs available for grant under the DSU Plan, representing 0.4% of the issued and outstanding Common Shares; and (c) 751,747 DSUs have been granted under the DSU Plan.

Burn Rate

The following table sets out the annual burn rate for the RSUs and the DSUs for each of the last three fiscal years.

Year	Burn Rate RSU Plan[1]	Burn Rate DSU Plan[2]
2021	3.0%	0.2%
2020	2.0%	0.3%
2019	1.8%	0.2%

Notes:

(1)	The burn rate is calculated by dividing the number of RSUs granted under the RSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year. The number of RSUs granted in 2019 includes 396,749 performance-based RSUs that were granted in 2019 and earned based on the Corporation’s 2019 performance against relevant financial objectives.
(2)	The burn rate is calculated by dividing the number of DSUs granted under the DSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

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Summary of Dividend Policy and Dividend Reinvestment Plan

The declaration of dividends on the Common Shares is at the sole discretion of the Board.

The Corporation did not pay a dividend in 2021 and the Board has determined that the payment of dividends will be suspended until further notice. The Corporation’s dividend policy will be reviewed from time to time by the Board in the context of the Corporation’s earnings, financial condition and other relevant factors. The payment of dividends in the future will depend on the earnings, cash flow and financial condition of the Corporation as well as the need to finance the Corporation’s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Senior Notes Indenture (and any subsequent indenture entering into connection with the refinancing of the Senior Notes) and the New Zealand 2023 Senior Facilities Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate.

The Corporation paid dividends of C$0.02 per Common Share on May 12, 2017, May 4, 2018 and May 6, 2019. As part of the Corporation’s dividend policy and dividend reinvestment plan (“DRIP”), eligible Canadian holders of Common Shares have the right to acquire additional Common Shares at the Discounted Share Price (as defined in the Corporation’s DRIP), in lieu of cash dividends, net of applicable withholding taxes.

The Corporation’s dividend policy is reviewed from time to time by the Board in the context of the Corporation’s earnings, financial condition and other relevant factors. The payment of dividends in the future depends on the earnings, cash flow and financial condition of the Corporation as well as the need to finance the Corporation’s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Senior Notes Indenture (and any subsequent indenture entered into connection with the refinancing of the Senior Notes), the New Zealand 2023 Senior Facilities Agreement (as such terms are defined in the Annual Report). These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate.

Directors’ and Officers’ Insurance and Indemnification

The Corporation maintains a comprehensive directors’ and officers’ liability insurance program. Subject to policy conditions, this program is intended to cover each individual’s liability arising from his/her duties as a Director or officer of the Corporation provided he/she acted honestly and in good faith with a view to the best interests of the Corporation. The Corporation’s program includes liability insurance covering Directors and officers of the Corporation and its subsidiaries acting in their capacities as such, as well as coverage for the Corporation itself against a securities claim. The current insurance program, in effect from March 1, 2022 through February 28, 2023, provides C$10 million in coverage for claims arising from acts or omissions after February 28, 2021, inclusive of securities claims (except for claims arising under U.S. securities laws and under anti- corruption statutes), subject to a deductible of C$1,500,00. The premium paid for this program was C$751,500. It purchased C$30 million limit programs in 2017, 2018, 2019, and 2020 for which it paid premiums of C$82,500, C$98,198 and C$119,970, and C$174,704 respectively. The Corporation purchased a six year run-off extension of this policy for a one-time premium of C$409,062. No indemnification has been paid or has become payable under such insurance programs since the commencement of coverage on February 7, 2017.

Trilogy LLC purchased a directors’ and officers’ liability insurance program (which applied to U.S. securities laws claims and was subject to a deductible of $400,000) for claims on February 7, 2017; that program provided coverage against directors’ and officers’ liabilities up to $20 million for a premium of approximately $186,636. No indemnification has been paid or has become payable under such insurance since the commencement of coverage.

In accordance with the BCBCA, the Articles of the Corporation also provide for the indemnification of a Director or officer, a former Director or officer, or a person who acts or acted at the Corporation’s request as a Director or officer of a corporation in which the Corporation is or was a shareholder or creditor, and such individual’s heirs and legal representatives, against any and all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual was made a party by reason of being or having been a Director or officer of the Corporation or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

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The Corporation has entered into indemnity agreements with certain of its Directors and officers, providing a contractual right to indemnification and advancement of expenses under circumstances in which the Corporation is permitted to provide indemnification under the BCBCA. As discussed above, a policy of directors’ and officers’ liability insurance is maintained by the Corporation which insures Directors and officers for losses as a result of claims against the Directors and officers of the Corporation in their capacity as Directors and officers and also reimburses the Corporation for payments made pursuant to the indemnity provisions under the indemnity agreements, the Articles of the Corporation and the BCBCA.

Pension Plan Benefits

The Corporation has not established any pension plans or deferred compensation plans for Directors and executive officers that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Corporation has in place a severance policy for senior executives, including Messrs. Horwitz, Mickels and Morris (the “Severance Policy”). The Severance Policy entitles each participant to a severance payment in the event that such participant is terminated without cause or resigns with good reason. The severance benefit is equal to the participant’s annual base salary and target bonus at the time of termination or resignation, except that, in the event of termination without cause or resignation with good reason within 365 days following a change of control (as defined in the Severance Policy) of the Corporation, the benefit is equal to two times the participant’s annual base salary and target bonus. The Corporation has also established a retention benefit program for certain executives with retention benefits vesting upon a change of control. See “Termination and Change of Control Benefits – Employee Retention Policy”.

Mr. Perez has signed employment agreements with NuevaTel and Trilogy LLC that entitle him to severance benefits in the event that he is terminated without cause or resigns with good cause following a change of control of the Corporation, Trilogy LLC or NuevaTel. The severance benefit payable to Mr. Perez by NuevaTel is equal to Mr. Perez’s annual base salary plus at the time of termination. The severance benefit payable to Mr. Perez by Trilogy LLC is equal to the amount of Mr. Perez’s annual target cash bonus for the year in which the termination occurs based upon the NuevaTel’s actual financial performance against relevant targets, adjusted for the portion of the relevant year that has elapsed prior to termination or resignation. Mr. Perez received the severance benefit payable by NuevaTel when he resigned with good cause from his position as CEO of NuevaTel on March 29, 2022, following the execution of an agreement by subsidiaries of the Corporation to sell their equity interests in NuevaTel to Balesia. His employment agreement with Trilogy LLC remains in force.

Mr. Aue has signed an employment agreement with 2degrees that provides that he will receive a severance payment equal to a year’s base salary if his employment is terminated by the Board of Directors of 2degrees for any reason, other than cause, before June 1, 2022. At the time the Corporation’s subsidiary, TINZ, signed the 2degrees Sale agreement, Mr. Aue’s severance benefits were adjusted to equal two times his annual base salary (as it was projected to be following the proposed initial public offering of 2degrees shares), plus his target annual cash bonus and target long-term incentive grant, and the bonus that the Board approved in 2021 in connection with the completion of an initial public offering of 2degrees shares before the end of 2021.

Termination and Change of Control Benefits in the RSU Plan

The RSU Plan contains certain provisions relating to the exercise of RSUs granted thereunder in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, the sale of all or substantially all of the property of the Corporation.

Each NEO (other than Mr. Aue) has executed an agreement with the Corporation that restricts such NEO, both during the term of the agreement and at any time thereafter, from disclosing any confidential information to any person, or using the same for any purpose other than the purposes of the Corporation. No NEO may disclose or use for any purpose, other than those of the Corporation, the private affairs of the Corporation, or any other information which he may acquire during the course of his employment in respect of the business and affairs of the Corporation. Mr. Aue’s terms of employment with 2degrees contain equivalent confidentiality provisions.

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Employee Retention Policy

The Board is implementing a retention policy for the Corporation’s headquarters employees that entitles each participating employee to a retention and severance award based on the employee’s annual compensation and vests over time but is payable in full upon an employee’s termination without cause or resignation with good reason. For Messrs. Mickels and Morris, and the Corporation’s Controller, the retention award amount equals their annual compensation and target bonus; half of the retention award will be paid in cash, the right to which will vest ratably over three years, and the remainder will consist of a grant of RSUs, which will vest in its entirety at the end of three years. Vesting of the retention benefits will accelerate upon a change of control of the Corporation. Mr. Horwitz has elected not to participate in the retention program.

Director Compensation

During the year ended December 31, 2021, the Directors (other than Mr. Horwitz, whose compensation as an executive is disclosed in the Executive Summary Compensation Table, above) received the remuneration set out below. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings or otherwise carrying out their duties as Directors.

In consideration for serving on the Board in 2017 and 2018, independent Directors were paid an annual retainer of up to $100,000, of which 2/3 has been paid in DSUs and 1/3 in cash. Through December 31, 2021, non-independent Directors were not compensated for their role on the Board or its committees.

Effective January 1, 2019, the Lead Independent Director is paid an annual stipend of $125,000 and each other non- employee Director is entitled to an annual stipend of $100,000; a Director who serves on a committee (other than as a committee chairperson) is entitled to receive an additional $15,000 annually, and a Director who serves as a chairperson of a committee is entitled to receive an additional $10,000 annually. Through December 31, 2021, $66,667 of a Director’s total annual compensation was paid in the form of DSUs under the DSU Plan.

John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Corporation, is not entitled to receive compensation for his services as a Director.

All current directors and officers of the Corporation are and will continue to be indemnified on customary terms by the Corporation.

Director Compensation Table

The following table shows the compensation paid in 2021 to the Corporation’s Directors. Four Directors – Mark Kroloff, Nadir Mohamed, Alan D. Horn and Reza R. Satchu – received 2/3 of their compensation in the form of DSUs, granted on a quarterly basis, and the remainder in cash, also paid on a quarterly basis.

Name and Principal Position	Fees earned (US$)	Share- based awards (US$)[1]	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)[2]	All other compensation (US$)	Total Compensation (US$)
Ms. Theresa E. Gillespie	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Alan D. Horn	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Mark Kroloff	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Nadir Mohamed	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Reza R. Satchu	$33,333	$66,667	Nil	Nil	Nil	Nil	$100,000
Mr. John W. Stanton	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Share-based awards represent the fair value of DSUs granted on a quarterly basis in the year under the DSU Plan. The fair value of the DSUs is based on the VWAP of the Common Shares, and foreign exchange rates, for the five trading days immediately preceding the date of grant multiplied by the number of DSUs granted.

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Grant Date	5-Day VWAP TSX (C$)	Foreign Exchange Rate (C$ - US$)	DSUs Granted
March 31, 2021	1.55	1.25946	54,304.23
June 30, 2021	1.97	1.23232	41,744.17
September 30, 2021	2.02	1.26782	41,783.68
December 31, 2021	1.82	1.28148	46,899.85

(2)	The Corporation does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with retirement.

Share-Based, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table outlines the equity incentive awards, made to each Director (other than Mr. Horwitz, whose compensation as an executive is disclosed in the Executive Summary Compensation Table, above), that were outstanding at December 31, 2021.

	Option-based awards				Share-based awards
Name	Securities underlying unexercised options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the-money options (US$)	Number of shares or units of shares that have not vested (#)	Market or pay- out value of Share- based awards that have not vested (US$)	Market or pay-out value of vested Share- based awards not paid out or distributed (US$)[1]
Ms. Theresa E. Gillespie	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Alan D. Horn	Nil	Nil	Nil	Nil	Nil	Nil	$327,602
Mr. Mark Kroloff	Nil	Nil	Nil	Nil	Nil	Nil	$355,786
Mr. Nadir Mohamed	Nil	Nil	Nil	Nil	Nil	Nil	$378,923
Mr. Reza R. Satchu	Nil	Nil	Nil	Nil	Nil	Nil	$297,657
Mr. John W. Stanton	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Market value represents the number of DSUs outstanding as of December 31, 2021 and the market price of the Corporation’s common stock at that date of C$2.38 converted to C$1.00 = US$0.7888 on December 31, 2021. Includes dividends paid on DSUs, in accordance with the terms of the DSU Plan.

Director Incentive Plan Awards

The following table sets out the value of all incentive plan awards to Directors; consisting of options and share-based awards that vested during the year ended December 31, 2021.

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Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)[1]	Non-equity incentive plan compensation – Value earned during the year (US$)[2]
Ms. Theresa E. Gillespie	Nil	Nil	Nil
Mr. Alan D. Horn	Nil	$66,667	$73,333
Mr. Mark Kroloff	Nil	$66,667	$73,333
Mr. Nadir Mohamed	Nil	$66,667	$73,333
Mr. Reza R. Satchu	Nil	$66,667	$33,333
Mr. John W. Stanton	Nil	Nil	Nil

Notes:

(1)	Share-based awards represent the fair value of DSUs granted on a quarterly basis in the year under the DSU Plan. The fair value of the DSUs is based on the VWAP of the Common Shares, and foreign exchange rates, for the five trading days immediately preceding the date of grant multiplied by the number of DSUs granted.

Grant Date	5-Day VWAP TSX (C$)	Foreign Exchange Rate (C$ - US$)	DSUs Granted
March 31, 2021	1.55	1.25946	54,304.23
June 30, 2021	1.97	1.23232	41,744.17
September 30, 2021	2.02	1.26782	41,783.68
December 31, 2021	1.82	1.28148	46,899.85

With respect to awards issued as dividends pursuant to the DSU Plan, the 5-day VWAP was computed with reference to the dates on which dividends were paid in 2018 and 2019 to Shareholders.

(2)	Non-equity incentive plan compensation is comprised of cash remuneration paid on a quarterly basis.

Securities Authorized for Issuance Under the Corporation’s Equity Compensation Plans

The following table sets out (a) the number of securities issued and issuable under the Corporation’s equity compensation plans, (b) the weighted-average exercise price of outstanding equity compensation awards, and (c) the number of securities available for issuance under each equity compensation plan, as at December 31, 2021. Additional details concerning the Corporation’s equity compensation plans are set out in the sections of this Circular above.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,816,540[1]	N/A3	1,668,071
	724,410[2]		356,358
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,540,950	N/A	2,024,430

Notes:

(1)	These securities were granted under the RSU Plan and include Common Shares issuable upon the vesting of the RSUs. Total includes performance-based share units that were granted because the Corporation exceeded the Corporation’s 2019 performance against award targets.
(2)	These securities were granted under the DSU Plan and entitle participants to receive Common Shares as discussed previously in the “Summary of Deferred Share Unit Plan” section above.
(3)	RSUs and DSUs do not require the holder to pay a strike price.

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INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

As at the date of this Circular, no Director, executive officer, or employee of the Corporation or any of its subsidiaries, former Director, executive officer, or employee of the Corporation or any of its subsidiaries, proposed Nominee for election as Director, or any associate of any of the foregoing, has been or is indebted to the Corporation or any of its subsidiaries, at any time during its last completed financial year or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The Canadian Securities Administrators’ NI 58-101, National Policy 58-201 – Corporate Governance Guidelines and National Instrument 52-110 – Audit Committees (“NI 52-110”) set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

The Board is currently comprised of seven Directors: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza R. Satchu, Nadir Mohamed, Mark Kroloff and Alan D. Horn.

The primary function of the Board is to supervise the management of the business and affairs of the Corporation, including the responsibility for the strategic planning process, risk management, succession planning, approving and communicating a communications policy and disclosure policy, setting internal controls, corporate governance, senior Management compensation and oversight, Director compensation and assessment, and approving material transactions and contracts. The Board is also responsible for reviewing the succession plans for the Corporation, including appointing, training and monitoring senior Management to ensure that the Board and Management have appropriate skill and experience.

The Board has adopted a majority voting policy for the election of Directors. For a description of such policy, see “Business of the Meeting” in this Circular.

The Board has established an Audit Committee and C&CG Committee. See “Business of the Meeting – Nominee and Qualifications” in this Circular for the membership of each of the committees of the Board. The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter or mandate.

The primary mandate of the Audit Committee is to provide assistance to the Board in fulfilling its responsibility to the Shareholders, potential shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditor of the Corporation, to review the financial statements of the Corporation and public disclosure documents containing financial information and to assist the Corporation with the legal compliance and ethics programs as established by Management and by the Board and as required by law.

The primary mandate of the C&CG Committee with respect to compensation is to approve corporate goals and objectives relevant to the compensation of the CEO and to make recommendations with respect to the CEO’s compensation based on its evaluation, to recommend compensation arrangements for the Directors, committee members and chairs, and the Chairman, to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for the CFO and senior Management of the Corporation. The primary mandate of the C&CG Committee with respect to corporate governance is to assess the effectiveness of the Board, of committees of the Board and of the Directors of the Board, to recommend to the Board candidates for election as Directors and candidates for appointment to Board committees and to advise the Board on enhancing the Corporation’s corporate governance through a continuing assessment of the Corporation’s approach to corporate governance.

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Independence of the Board

The Corporation’s Board is currently composed of seven Directors, a majority of whom are not independent. NI 58- 101 defines an “independent director” as a Director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular Director is an “independent director” or a “non-independent director”, the Board will consider the factual circumstances of each Director in the context of the Guidelines.

Bradley J. Horwitz is not considered independent for the purposes of NI 58-101 because he is part of Management of the Corporation. John W. Stanton and Theresa E. Gillespie are not considered independent for the purposes of NI 58- 101 because of their respective equity ownership in, and prior role with, Trilogy LLC. Reza R. Satchu is not considered independent for the purposed of NI 58-101 because he was, prior to the Arrangement, an executive officer of Alignvest, the Corporation’s predecessor company.

Chairman and Lead Independent Director

John W. Stanton serves as the Chairman of the Corporation. The Chairman is responsible for the management, development and effective functioning of the Board and provides leadership in every aspect of its work. As Mr. Stanton is not independent for the purposes of NI 58-101, the Corporation has appointed Nadir Mohamed as the Lead Independent Director of the Board. The position descriptions for the Chairman and Lead Independent Director set out the Chairman’s and the Lead Independent Director’s key responsibilities. The Lead Independent Director and each committee can also engage outside consultants without consulting Management.

Meeting in-camera

The Board and committees hold regularly scheduled meetings without Management and non-independent Directors. The committee chairs’ reports to the Board generally form part of these discussions. The Chairman encourages open and candid discussions among the independent Directors by providing them with an opportunity to express their views on key topics before decisions are taken. During the financial year ended 2021, the independent Directors held four meetings without non-independent directors and members of Management being present.

Performance assessments and succession planning

The C&CG Committee provides primary oversight of the performance assessment of the CEO, the CEO’s assessments of the other senior officers, and succession planning for senior Management. The C&CG Committee has an emergency succession plan and contingency plan for the CEO for a scenario in which the CEO suddenly and unexpectedly is unable to perform his duties for an extended period.

The independent Directors participate in the assessment of the performance of the CEO every year. The Board approves all appointments of executive officers.

Board Mandate

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and the Lead Independent Director, and officers of the Corporation, all as more particularly described in the Board’s Mandate, attached as Schedule “A” to this Circular.

Committees of the Board of Directors

The Board does not currently have an Executive Committee. As at the date of this Circular, there are two committees of the Board; namely: (i) the Audit Committee; and (ii) the C&CG Committee.

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The following table sets out the members of such Committees as at the date of this Circular:

Name of Committee	Members of Committee	Date of initial Appointment
Audit Committee	Mark Kroloff (Chair) Alan D. Horn Nadir Mohamed	February 7, 2017 November 8, 2018 February 7, 2017
C&CG Committee	Nadir Mohamed (Chair) Mark Kroloff Alan D. Horn John W. Stanton	February 16, 2022 February 7, 2017 November 8, 2018 February 7, 2017

Position Descriptions

The Board has written descriptions for the Chairman, Lead Independent Director, chairs of each of the committees of the Board and the CEO. The Board Mandate, the Audit Committee’s charter and C&CG Committee’s mandate have set out in writing the roles of the Board and the committees in supervising Management.

Director Term Limits/Mandatory Retirement

At this time, the Corporation does not expect that these types of policies would be appropriate for the Board. The Corporation believes that a rigorous self-evaluation process combined with input from an external third-party governance firm would be a more effective and transparent manner to ensure that the Directors add value and remain strong contributors.

Diversity

Board of Directors

The Corporation recognizes the benefits that diversity brings to the Corporation. The Board aims to be comprised of Directors who have a range of perspectives, insights and views in relation to the issues affecting the Corporation. This belief in diversity is reflected in the Corporation’s Diversity Policy. The Diversity Policy states that the Board should include individuals from diverse backgrounds, having regard to, among other things, gender, status, age, business experience, professional expertise, education, nationality, race, culture, language, personal skills and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the policy are sufficiently represented on the Board is an important component of the selection process for new Board members.

One of the seven proposed Directors is female, representing 14.3% of the proposed members of the Board. The Corporation recognizes the value of the contribution of members with diverse attributes on the Board and is committed to ensuring that there is representation of women on the Board. However, the Corporation has not and does not intend to establish a target or adopt specifically policies regarding the number of women on the Board. The Corporation believes a target would not be the most effective way of ensuring the Board is comprised of individuals with diverse attributes and backgrounds. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

Management

The Corporation believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. The Corporation recognizes the value of ensuring that the Corporation has leaders who are women. The Corporation has and will work to develop its employees internally and provide them with opportunities to advance their careers. The Corporation has developed a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative is to ensure that there are highly qualified women within the Corporation available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, the Corporation weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

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None of the Corporation’s NEOs are female. The Corporation does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. The Corporation believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

Orientation and Continuing Education

As set out in the Board Mandate, the Corporation has a policy of making a full initial orientation and continuing education process available to Board members. New Directors are provided with an initial orientation regarding the nature and operation of the Corporation’s business and the affairs of the Corporation and as to the role of the Board and its committees, as well as the legal obligations of a Director. Existing Directors are also periodically updated on these matters.

In order to orient new Directors as to the nature and operation of the Corporation’s business, they will be given the opportunity to meet with key members of Management to discuss the Corporation’s business and activities. In addition, new Directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Corporation.

Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with Management and, where applicable, auditors, advisors and other consultants of the Corporation. Board members have access to the Corporation’s in-house and external legal counsel in the event of any questions or matters relating to Board members’ corporate and Director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Corporation’s records.

Nomination of Directors

The C&CG Committee’s role is to recommend to the Board candidates for election as Directors and candidates for appointment to Board committees as set out in the C&CG Committee Mandate. The Chairman also consults with the C&CG Committee regarding candidates for nomination or appointment to the Board.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”), a written code of business conduct and ethics for the Directors, officers and employees that sets out the Board’s expectations for the conduct of such persons in their dealings on behalf of the Corporation. The Board has established confidential reporting procedures in order to encourage employees, Directors and officers to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Code of Ethics may face disciplinary actions, including dismissal.

The Code of Ethics is designed to deter wrongdoing and promote honest and ethical conduct; avoidance of conflicts of interests; confidentiality of corporate information; protection and proper use of corporate assets and opportunities; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of any violations of the Code of Ethics; accountability for adherence to the Code of Ethics; and the Corporation’s culture of honesty and accountability. A copy of the Code of Ethics may be obtained by contacting the Corporation and requesting a copy from its investor relations contact by mail at Suite 400, 155 108th Avenue NE, Bellevue, Washington, USA 98004.

The Board monitors compliance with the Code of Ethics by delegating responsibility for investigating and enforcing matters related to the Code of Ethics to Management, who will report breaches of the Code of Ethics to the Corporation’s General Counsel & Corporate Secretary. Any such investigations and resolutions of complaints will be reviewed by the General Counsel & Corporate Secretary who will report annually to the Board thereon. Certain of the matters covered by the Code of Ethics are also subject to Audit Committee oversight. Any employee who becomes aware of a violation of the Code of Ethics is required to report the violation to a member of Management. Directors and executive officers are required by applicable law and the Code of Ethics to promptly disclose any potential conflict of interest that may arise. If a Director or executive officer has a material interest in an agreement or transaction, applicable law, the Code of Ethics and principles of sound corporate governance requires the Director or executive to declare the interest in writing or request to have such interest entered in the minutes of meetings of Directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction. The C&CG Committee is responsible for monitoring such conflicts of interest under the Code of Ethics. The Board has delegated the communication of the Code of Ethics to employees and to Management, who are expected to encourage and promote a culture of ethical business conduct.

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Board and Committee Assessment

The C&CG Committee’s role is to annually assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors.

Audit Committee

Composition of Audit Committee

The Audit Committee consists of Mark Kroloff (Chair), Alan D. Horn and Nadir Mohamed. Each member of the Audit Committee is independent (as defined in NI 52-110) and none has received or will receive, directly or indirectly, any compensation from the Corporation other than for service as a member of the Board and its committees. All members of the Audit Committee are financially literate (as defined under NI 52-110).

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Messrs. Horn, Kroloff and Mohamed in “Business of the Meeting – Nominations and Qualifications” in this Circular.

The members of the Audit Committee are appointed annually by the Board, and each member of the Audit Committee serves at the pleasure of the Board until such member resigns, is removed, or ceases to be a member of the Board. The full text of the Audit Committee’s charter can be found attached as Schedule “B” to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee has adopted requirements regarding pre-approval of non-audit services as part of its Audit Committee Charter. The Audit Committee Charter requires that the Audit Committee must approve in advance any retainer of the auditor to perform any non-audit service to the Corporation (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Audit Service Fees

All audit and non-audit services to be provided by the Corporation’s external auditor are required to be pre-approved by the Audit Committee. The Audit Committee annually pre-approves a budget for certain specific non-audit services such as assistance with tax returns.

Additional Information

Further disclosure concerning the composition, education and experience and policies of the Audit Committee and fees paid to the Corporation’s auditor can be found in the Annual Report under the heading “Audit Committee”.

Compensation and Corporate Governance Committee

The C&CG Committee consists of Nadir Mohamed (Chair), Mark Kroloff, Alan D. Horn and John W. Stanton. Messrs. Horn, Kroloff, and Mohamed are considered “independent” as defined in NI 58-101. Mr. Stanton, is not considered “independent” as defined in 58-101. However, Mr. Stanton is not expected to receive, directly or in directly, any compensation from the Corporation. The C&CG Committee conducts its business on the basis of majority approval, which encourages an objective process for determining compensation.

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The members of the C&CG Committee are appointed annually by the Board and each member of the C&CG Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

To fulfill its role in developing the Corporation’s approach to compensation issues, the C&CG Committee shall:

(i)	review and approve corporate goals and objectives relevant to the compensation of the CEO;

(ii)	evaluate the performance of the CEO in light of those corporate goals and objectives, and make recommendations to the Board with respect to the compensation level of the CEO based on its evaluation;

(iii)	review the recommendations to the C&CG Committee of the CEO respecting the appointment, compensation and other terms of employment of the CFO, all senior Management reporting directly to the CEO and all other officers appointed by the Board and, if advisable, approve and recommend for board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv)	administer and interpret the Corporation’s share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the Board the grant of options thereunder and the terms thereof;

(v)	review the Corporation’s pension and retirement arrangements in light of the overall compensation policies and objectives of the Corporation;

(vi)	review employment agreements between the Corporation and the CEO, and between the Corporation and its executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the C&CG Committee and approval by the Board;

(vii)	review Management’s policies and practices respecting the Corporation’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or Directors or amending or extending any such existing personal loans or arrangements;

(viii)	recommend to the Board for its approval the terms upon which Directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix)	review on a periodic basis the terms of and experience with the Corporation’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x)	review executive compensation disclosure before the Corporation publicly discloses this information;

(xi)	submit a report to the Board on human resources matters at least annually; and

(xii)	prepare an annual report for inclusion in the Corporation’s Management Information Circular to the Shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of the CEO.

As set out in the C&CG Committee’s Mandate, the C&CG Committee’s role with respect to corporate governance includes, among other things:

(i)	developing and updating a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Corporation, and reporting to the Board thereon at least annually;

(ii)	undertaking on an annual basis an examination of the size of the Board, with a view to determining the impact of the number of Directors, the effectiveness of the Board, and recommending to the Board, if necessary, a reduction or increase in the size of the Board;

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(iii)	endeavouring, in consultation with the Chairman (or Lead Independent Director, if applicable), to seek to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, each of the committees of the Board and each individual Director of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(iv)	in consultation with the Chairman (or Lead Independent Director, if applicable), and the CEO, annually or as required, recruiting and identifying individuals qualified to become new Board members and recommending to the Board new Director nominees for the next annual meeting of the Shareholders;

(v)	in consultation with the Chairman (or Lead Independent Director, if applicable), annually or as required, recommending to the Board, the individual Directors to serve on the various committees;

(vi)	conducting a periodic review of the Corporation’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness;

(vii)	reviewing overall governance principles, monitoring disclosure and best practices of comparable and leading companies, and bringing forward to the Board a list of corporate governance issues for review, discussion or action by the Board or its committees;

(viii)	reviewing the disclosure in the Corporation’s public disclosure documents relating to corporate governance practices and preparing recommendations to the Board regarding any other reports required or recommended on corporate governance;

(ix)	proposing agenda items and content for submission to the Board related to corporate governance issues and providing periodic updates on recent developments in corporate governance to the Board;

(x)	conducting a periodic review of the relationship between Management and the Board, particularly in connection with a view to ensuring effective communication and the provision of information to Directors in a timely manner;

(xi)	reviewing annually the Board Mandate and the charter and mandates for each committee of the Board, together with the position descriptions, if any, of each of the Chairman, CEO, lead director, Director and committee chairs, and where necessary, recommending changes to the Board;

(xii)	reviewing and recommending the appropriate structure, size, composition, mandate and members for the committees, and recommending for Board approval the appointment of each to Board committees;

(xiii)	recommending procedures to seek to ensure that the Board and each of its committees functions independently of Management;

(xiv)	monitoring conflicts of interest (real or perceived) of both the Board and Management in accordance with the Code, and other policies on conflicts of interest and ethics; and

(xv)	recommending procedures to permit the Board to meet on a regular basis without Management or non-independent Directors.

The C&CG Committee is expected to make recommendations for candidates to the Board and candidates for appointment to various committees of the Board, and in making such recommendations is expected to consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing Director to possess, and the competencies and skills each new nominee will bring to the Board. The responsibility for approving new nominees to the Board will fall to the full Board. The C&CG Committee may also make, where appropriate, recommendations for the removal of a Director from the Board or from a committee of the Board if he or she is no longer qualified to serve as a Director under applicable requirements or for any other reason it considers appropriate.

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For a more detailed discussion as to how the C&CG Committee determines executive and Director compensation, see the section of this Circular entitled “Report on Executive Compensation” above.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the Directors or executive officers of the Corporation, no proposed Nominee for election as a Director of the Corporation, none of the persons who have been Directors or executive officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, to the knowledge of the Corporation (after reasonable enquiry), since the commencement of the Corporation’s last completed financial year, no Director or executive officer of the Corporation, proposed Nominee for election as Director of the Corporation, principal Shareholder of the Corporation (or any Director or officer thereof), or any associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, and no proposed Nominee for election as a Director, or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting (other than the election of Directors or the appointment of the auditor).

Bridge Loans

In order to fund its operations, pending the Closing, the Corporation entered into certain short-term loan agreements with three of its principal Shareholders. In particular, it issued a promissory note to Brad Horwitz on January 10, 2022, for advances of principal up to $1.5 million, a promissory note to SGE II on January 11, 2022, for advances of principal up to $6.5 million, and a promissory note to Alignvest Management on January 12, 2022, for a loan of $2 million (such promissory notes collectively, the “Bridge Loans”). The Bridge Loans are unsecured. Interest on the Bridge Loans accrues at a rate of 13.5% per annum and is to be paid on May 15 and November 15 of each year, provided that the Corporation may elect not to pay interest on any such date, in which case all accrued but unpaid interest will be added to the principal amount of the Bridge Loans outstanding as of the interest payment date. The Bridge Loans mature on the earlier of May 15, 2023, or the date of a change of control of the Corporation. The Closing would constitute a change of control as defined under the terms of the Bridge Loans.

As at May 13, 2022, the amount of principal outstanding under the Bridge Loans is $10 million and the amount of accrued interest is $0.5 million. The Corporation has drawn the full $10 million of principal available under the Bridge Loans before the Closing. Assuming that the closing of the 2degrees Sale is no later than June 14, 2022, the Corporation anticipates that the total outstanding principal (including interest due but unpaid on May 15, 2022) and accrued interest will be approximately $10.6_million. The Corporation intends to repay the Bridge Loans with a portion of the proceeds that it receives at the closing of the 2degrees Sale.

Mr. Horwitz is the President and Chief Executive Officer and is a Director of the Corporation. He is also a Shareholder. SGE II is a Shareholder that is wholly owned by John W. Stanton and Theresa E. Gillespie, who are respectively the Chairman of the Board and a Director of the Corporation. Alignvest Management is a Shareholder; Reza Satchu, a Director of the Corporation, is Alignvest Management’s Managing Director, and Nadir Mohamed, also a Director of the Corporation, is Alignvest Management’s Chairman.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy, to vote the shares represented thereby in accordance with their best judgement on such matter.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com. Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and Management’s discussion and analysis by writing to the Corporate Secretary, TIP Inc., at 155 108th Avenue NE, Suite 400, Bellevue, Washington, USA 98004.

Financial information is provided in the Corporation’s comparative consolidated financial statements and Management’s discussion and analysis for its most recently completed financial year, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

APPROVAL BY DIRECTORS

The contents of this Circular and the sending, communication or delivery thereof to the Shareholders have been approved by the Board of the Corporation. A copy of this Circular has been sent to each Director, each Shareholder entitled to notice of the Meeting and the auditor of the Corporation.

DATED as of the 13th day of May 2022.

Chairman of the Board of Directors

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SCHEDULE “A”

BOARD MANDATE

1.	Purpose

The Board of Directors (the “Board”) has the duty to supervise the management of the business and affairs of Trilogy International Partners Inc. (the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.	Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors, the number of Board meetings, quorum requirements, meeting procedures and notices of meetings are governed by the Business Corporations Act (British Columbia), applicable Canadian securities laws, applicable stock exchange rules (including the rules of the Toronto Stock Exchange) and the articles of the Company, in each case as they may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Compensation and Corporate Governance Committee.

Chair of the Board

If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as “Lead Independent Director” and who will assume responsibility for enhancing the effectiveness and independence of the Board.

3.	Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)	Strategic Plans

The Board shall adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b)	Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)	Monitoring

At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a)	General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)	Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(a)	General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company’s approach to human resource management and executive compensation.

(b)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Independent Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(c)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(a)	General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company’s approach to corporate governance.

(b)	Director Independence

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(c)	Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Compensation and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Compensation and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

(d)	Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Communications

(a)	General

The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(b)	Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports, periodic press releases and other continuous disclosure documentation, as applicable. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time. In addition, the Company shall maintain a website that is regularly updated and provides investors with relevant information on the Company and an opportunity to communicate with the Company.

4.	Committees of the Board

The Board has established the following committees: the Compensation and Corporate Governance Committee and the Audit Committee. Subject to applicable law and regulations, the Board may establish other Board committees or merge or dispose of any such Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each committee mandate shall be reviewed by the Compensation and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.	Meetings

The Board will endeavour to meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s constating documents.

Secretary and Minutes

The Company’s Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present. The Lead Independent Director, if applicable, is primarily responsible for the agenda and for supervising the conduct of the meeting.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

In discharging the foregoing duties and responsibilities, the Board shall have unrestricted access to management and employees of the Company and to the relevant books, records and systems of the Company as considered appropriate. The Board shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committees

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public corporation.

6.	Director development and evaluation

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. The Compensation and Corporate Governance Committee shall review with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees; and (ii) the legal obligations of a director of the Company. At least annually, the Board with the assistance of the Compensation and Corporate Governance Committee, shall review the Company’s initial orientation program and continuing director development programs.

7.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By- laws, it is not intended to establish any legally binding obligations.

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

Section 1	PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Trilogy International Partners Inc. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)	satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than the public disclosure described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation;

(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public; and

(h)	receiving and acting on reports regarding possible violations of the Corporation’s Code of Business Conduct and Ethics.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2	LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditor to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member must be “financially literate” within the meaning of 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s articles from time to time.

Section 4	ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(2)	Determine any desired agenda items;

(3)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(4)	Review the public disclosure regarding the Audit Committee required by 52-110;

(5)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(6)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(7)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(8)	Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(9)	Review other financial information provided to any governmental body or the public as they see fit.

(10)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(11)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(12)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditor’s audit plan.

(13)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(14)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(15)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(16)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(17)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(18)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(19)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(20)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(21)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(22)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(23)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(24)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(25)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(26)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(27)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(28)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(29)	Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(30)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(31)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(32)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(33)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(34)	The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(35)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(36)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(37)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(38)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(39)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5	AUDIT COMMITTEE COMPLAINT PROCEDURES

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s security holders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation or other liability whatsoever.

SCHEDULE “C”

COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE MANDATE

1.	Purpose And Scope

The Compensation and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Trilogy International Partners Inc. (the “Company”) shall exercise the responsibilities and duties set forth below in respect of compensation and corporate governance matters.

The Committee’s responsibilities and duties shall include, but not be limited to: determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer of the Company (“CEO”); reviewing the CEO’s recommendations respecting compensation of the other senior executives of the Company; and determining and making recommendations with respect to the corporate governance of the Company.

In respect of corporate governance matters, the Company believes that “corporate governance” means the process and structure used to oversee the management of the business and affairs of the Company in the best interests of the Company. The process and structure define the division of power between, and establish mechanisms for achieving accountability by, the Board and senior management of the Company.

2.	Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

A majority of the members of the Committee shall be independent, within the meaning of the provisions of National Policy 58-201 Corporate Governance Guidelines, as it may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3.	Meetings

Number of Meetings

The Committee shall meet as many times as required to carry out its duties and responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

4.	Duties and Responsibilities

Subject to the powers and duties of the Board, the Board has delegated the following powers and duties to be performed by the Committee on behalf of and for the Board:

Compensation Overview

To fulfil its responsibilities and duties in developing the Company’s approach to compensation issues, the Committee shall:

(a)	review and approve corporate goals and objectives relevant to CEO compensation;

(b)	evaluate the CEO’s performance in light of those corporate goals and objectives, and make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

(c)	review the recommendations to the Committee of the CEO respecting the appointment, compensation and other terms of employment of the Chief Financial Officer, all senior management reporting directly to the CEO and all other officers appointed by the Board and, if advisable, approve and recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(d)	conduct in-depth reviews of succession options relating to senior management positions and, when appropriate, approve the rotation of senior executives into new roles to broaden their responsibilities;

(e)	prepare an emergency succession plan and contingency plan for the Company for the CEO for a scenario in which the CEO suddenly and unexpectedly is unable to perform his or her duties for an extended period;

(f)	administer and interpret the Company’s share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the Board the grant of options thereunder and the terms thereof;

(g)	review the Company’s pension and retirement arrangements in light of the overall compensation policies and objectives of the Company;

(h)	review employment agreements between the Company and the CEO, and between the Company and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the Committee and approval by the Board;

(i)	review management’s policies and practices respecting the Company’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or arrangements;

(j)	recommend to the Board for its approval the terms upon which directors shall be compensated, including the Chair of the Board (if applicable) and those acting as committee chairs and committee members;

(k)	review on a periodic basis the terms of and experience with the Company’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(l)	review executive compensation disclosure before the Company publicly discloses this information;

(m)	submit a report to the Board on human resources matters at least annually; and

(n)	prepare an annual report for inclusion in the Company’s management information circular to shareholders respecting the process undertaken by the Committee in its review of compensation issues and prepare a recommendation in respect of CEO compensation.

Corporate Governance Overview

To fulfil its responsibilities and duties in developing the Company’s approach to corporate governance issues, the Committee shall:

(o)	conduct a periodic review of the Company’s corporate governance policies and make policy recommendations aimed at enhancing Board and committee effectiveness. The Committee shall review overall governance principles, monitor disclosure and best practices of comparable and leading companies, and bring forward to the Board a list of corporate governance issues for review, discussion or action by the Board or its committees;

(p)	review the disclosure in the Company’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Board regarding any other reports required or recommended on corporate governance;

(q)	propose agenda items and content for submission to the Board related to corporate governance issues and provide periodic updates on recent developments in corporate governance to the Board;

(r)	conduct a periodic review of the relationship between management and the Board, particularly in connection with a view to ensuring effective communication and the provision of information to directors in a timely manner;

(s)	review annually the Board of Directors Mandate and the mandates for each committee of the Board, and where necessary, recommend changes to the Board. The Committee shall review and recommend the appropriate structure, size, composition, mandate and members for the committees, and recommend for Board approval the appointment of each to Board committees;

(t)	recommend procedures to ensure that the Board and each of its committees function independently of management;

(u)	monitor conflicts of interest (real or perceived) of both the Board and management in accordance with the Code of Business Conduct and Ethics, and other policies on conflicts of interest and ethics; and

(v)	recommend procedures to permit the Board to meet on a regular basis without management or non- independent directors.

Nomination, Composition and Qualifications for the Board

To fulfil its responsibilities and duties in developing the Company’s approach to nomination, composition and qualifications for the Board, the Committee shall:

(w)	develop and update a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company, and report to the Board thereon at least annually;

(x)	undertake on an annual basis an examination of the size of the Board, with a view to determining the impact of the number of directors, the effectiveness of the Board, and recommend to the Board, if necessary, a reduction or increase in the size of the Board;

(y)	endeavour, in consultation with the Chair of the Board (or lead director, if applicable), to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole as well as the committees of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(z)	in consultation with the Chair of the Board (or lead director, if applicable), and the CEO, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Board new director nominees for the next annual meeting of shareholders; and

(aa)	in consultation with the Chair of the Board (or lead director, if applicable), annually or as required, recommend to the Board, the individual directors to serve on the various committees.

In making its recommendations, the Committee shall consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the boardroom. The Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as a Board member.

The Committee may also recommend for Board approval the removal of a director from the Board or from a Board committee if he or she is no longer qualified to serve as a director under applicable requirements or for any other reason the Committee considers appropriate.

Orientation and Continuing Education of Board Members

The Committee shall maintain policies and procedures to ensure sufficient orientation procedures are in place to enable new directors to operate efficiently from the beginning of their appointment. The Committee shall review with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees; and (ii) the legal obligations of a director of the Company.

The Committee shall also ensure that sufficient continuing education and development programs are in place for all members of the Board.

The Committee shall review, monitor and, where necessary, make recommendations regarding the Company’s initial orientation and the continuing education and development program for existing directors.

Board Effectiveness

The Committee, in consultation with the Chair of the Board (or lead director, if applicable), shall endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole as well as the committees of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties.

The Committee shall recommend to the Board an appropriate annual process to evaluate the Board and each of the committees, and the responsibilities of each of the directors individually.

Review of Breaches of the Code of Business Conduct and Ethics

The Committee shall receive reports from the CEO regarding breaches of the Code of Business Conduct and Ethics, and shall in turn report those breaches to the Board. The Committee shall review investigations and any resolutions of complaints received under the Code of Business Conduct and Ethics and report annually to the Board thereon.

5.	Access to Management and Outside Advisors

The Committee shall have unrestricted access to management and employees of the Company, including documents and resources necessary to carry out its duties and responsibilities. In the discharge of its duties and responsibilities, the Committee shall have the authority to communicate directly with and seek information it requires from any officer or employee of the Company and such persons shall be instructed by the Board to respond to such inquiries.

The Committee shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Company shall provide appropriate funding, as determined by the Committee, for the services of these advisors.

6.	Sub-Committee

The Committee may designate a sub-committee to review any matter within this Mandate as the Committee deems appropriate.

7.	Mandate Review

The Committee shall review and assess the adequacy of this Mandate at least annually to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to this Mandate as considered.

8.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles, it is not intended to establish any legally binding obligations.

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